

Nick, Jacy, Lisa, McKenna, Kristen & Allison

EMC Insurance Group Inc.

Delivering on our Promise



2002 Annual Report

FINANCIAL HIGHLIGHTS

($ in thousands, except per share data)	2002	2001	% Change
FOR THE YEAR			
Revenues	$ 327,528	$ 297,824	10.0 %
Income (loss) before income taxes	$ 21,892	$ (5,542)	495.0 %
Net income (loss)	$ 16,102	$ (2,106)	864.6 %
PER SHARE			
Net income (loss) – basic and diluted	$ 1.42	$ (0.19)	847.4 %
Catastrophe and storm losses	$ 0.47	$ 1.32	(64.4)%
Dividend paid	$ 0.60	$ 0.60	0.0 %
Book value per share	$ 13.84	$ 12.40	11.6 %
MARKET PRICE			
High	$ 23.50	$ 18.75	25.3 %
Low	$ 13.25	$ 10.19	30.0 %
Close on Dec. 31	$ 17.87	$ 17.15	4.2 %
AT YEAR-END			
Average return on equity (ROE)	10.8	(1.5)	820.0 %
Total assets	$ 674,864	$ 671,565	0.5 %
Stockholders' equity	$ 157,768	$ 140,458	12.3 %
Price to book value	1.29x	1.38x	(6.5)%
Number of shares outstanding	11,399,050	11,329,987	0.6 %
Number of registered stockholders	1,208	1,250	(3.4)%
Number of independent insurance agencies	3,200	3,200	0.0 %

This 2002 annual report is a reflection of EMC Insurance Group Inc.'s success in delivering on its promise – Count on EMC. As evidenced by this report, you can count on EMC for building stockholder value while our various companies respond to the needs of agents and policyholders throughout the country.

CORPORATE PROFILE

EMC Insurance Group Inc. (Group) is a holding company with operations in property and casualty insurance and reinsurance. Group, formed in 1974, became publicly held in 1982.



EMC INSURANCE GROUP INC.
Property and Casualty Insurance
Assumed Reinsurance
Dakota Fire Insurance Company
Farm and City Insurance Company
Illinois EMCASCO Insurance Company
EMCASCO Insurance Company
EMC Underwriters, LLC
EMC Reinsurance Company (non-affiliated reinsurance)

Employers Mutual Casualty Company (EMCC) owns 79.9 percent of Group's stock. EMCC, its affiliates and subsidiaries operate under the trade name of EMC Insurance Companies. EMC Insurance Companies (EMC), headquartered in Des Moines, Iowa, provides insurance coverage and services through 17 strategically located branch offices throughout the country.

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI.



The decentralized branch office structure allows the company to market products and provide pricing to meet each marketing territory's needs and to take advantage of opportunities for profit in the market.

CORPORATE WEBSITE: www.emcinsurance.com
CORPORATE EMAIL: EMCIns.Group@EMCIns.com

To Our Stockholders:

During 2002, EMC Insurance Group Inc. delivered on its promise to build stockholder value and return the company to profitability. It was a year of hard work and significant accomplishments. We delivered on our promises of improved earnings, careful investing, ethical corporate governance and solid claim reserves.



Bruce G. Kelley, CPCU, CLU
President and
Chief Executive Officer

IMPROVED EARNINGS

When the market for property and casualty insurance turned, EMC Insurance Group Inc. was ready with plans to increase insurance rate levels for many insurance lines. In partnership with our 3,200 independent insurance agencies across the country, we implemented the necessary and appropriate rate changes on previously underwritten risks and carefully added promising new risks to our book of business. At the same time, efforts to regain profitability were enhanced by the elimination of less favorable accounts that showed little potential for profitability.

Although Group's results in the prior year (2001) were marred by sizeable storm losses, underlying improvement in pricing and the loss ratio was evident – improvements that continued in 2002. In 2002, Group's GAAP combined ratio of 101.9 percent was significantly better than the 2001 ratio of 113.9 percent. Group outperformed the industry based on A.M. Best's estimate of 105.7 percent for the industry's 2002 combined trade ratio.

Catastrophe/Storm Losses
($ in Thousands)



$25
$20
$15
$10
$ 5
'97
'98
'99
'00
'01
'02

*In addition to insurance protection, schools **count on EMC** for valuable loss control counsel to help reduce injuries and property losses. As a result, schools are safer environments for students and teachers.*

Implementation of our corporate strategic and operating plans, coupled with historically normal storm and catastrophe losses, has moved the company back to profitability. In 2002, Group posted net income of $16,102,000 or $1.42 per share, basic and diluted. Increased book value to $13.84 per share in 2002, appreciated stock price, and continued dividends of $0.60 per share also served to fulfill our promise to build stockholder value. The 2002 closing stock price was $17.87 per share, compared with $17.15 per share in 2001.



Jackson Elementary

GAAP Combined Ratio



115%
112%
109%
106%
103%
'97
'98
'99
'00
'01
'02

As indicated by Group's earnings and GAAP combined ratio, both operating segments (property and casualty insurance and reinsurance) showed significant improvement. Group's property and casualty insurance segment experienced profitable growth in most of its commercial and personal lines. Earned premiums for the property and casualty insurance segment increased by 11 percent. The property and casualty insurance GAAP loss ratio improved significantly from 82.8 percent in 2001 to 69.4 percent in 2002. Group's reinsurance segment also posted improved results in 2002, with earned premiums increasing by 16 percent and the GAAP loss ratio falling from 86.6 percent in 2001 to 70.7 percent in 2002.

CAREFUL INVESTING

Net Income/(Loss) Per Share, Basic and Diluted


$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
($0.20)
'97
'98
'99
'00
'01
'02

We delivered on our promise of a conservative investment approach. Group's investment portfolio consists primarily of bond investments (over 90 percent) and those investments grew more than $54 million in par value during 2002. Our portfolio's average investment grade quality remained at AA2, despite a record level of downgrades in corporate bond quality and some high-profile corporate bankruptcies in the U.S. economy. We were unable to avoid all of the 2002 credit problems, however. In June, EMC Insurance Group recorded a $3.8 million security impairment write down of MCI Communications Corporation bonds. (MCI is owned by WorldCom, which later declared bankruptcy.) MCI bonds were the only bonds in our portfolio in default during 2002 and since June, the market value of these bonds has increased significantly. We continue to hold these bonds as we are optimistic for further improvement in their value. Ratings were lowered to below investment grade for the Qwest, United Airlines and American Airlines bonds currently being held in our investment portfolio. Only three percent of Group's investment portfolio bonds were below investment grade at year-end, well below the industry's expectation of six percent of bonds rated below investment grade at year-end.


Fashions by Design

As a business grows, so does its insurance needs. Businesses of all types and sizes count on EMC to respond to their growing needs with everything from workers' compensation to property insurance and business auto coverage.

Book Value Per Share


$14.00
$12.00
$10.00
$ 8.00
$ 6.00
$ 4.00
$ 2.00
'97
'98
'99
'00
'01
'02

Our equity portfolio declined 20.0 percent compared with our benchmark of S&P 500, which declined 22.1 percent.

Stock Price


$18.00
$16.00
$14.00
$12.00
$10.00
$ 8.00
$ 6.00
$ 4.00
$ 2.00
'97
'98
'99
'00
'01
'02

ETHICAL CORPORATE GOVERNANCE

Extensive media attention has been focused on ethical corporate governance as a result of the bond defaults and bankruptcies of major companies. High standards of ethical conduct are a key factor in our way of doing business, and we believe we have a responsibility to exercise good judgment and integrity. For example, we adopted a formal Code of Corporate Conduct in 1998, not because we were required to, but because we believed it was the right thing to do. Issues addressed in the code include safeguarding corporate assets, insider trading, professional confidentiality, political activities/contributions, and confidential reporting of violations. A board resolution was adopted in 2001 requiring all directors to comply with the Code of Corporate Conduct. Other practices that demonstrate our responsible approach to corporate governance are highlighted in the accompanying sidebar. Beyond those, we are studying the Sarbanes-Oxley Act of 2002 and incorporating the developing requirements into our corporate governance.

CORPORATE GOVERNANCE

- Audit Committee of independent directors (since 1982)
- Additional responsibilities assumed by Audit Committee:
  - review and approve all related-party transactions
  - review and approve all non-audit services performed by external auditors
  - engage other advisors to carry out duties requiring special knowledge
  - hire/fire authority over the independent auditors and internal audit director
  - review all major issues regarding the company's internal controls
  - regularly scheduled meetings to discuss quarterly/ annual filings
- Formal Code of Corporate Conduct for all employees and officers (1998)
  - Compliance Line (1998) for anonymous reporting of violations
  - Board of Directors resolution adopted requiring directors adhere to the Code of Corporate Conduct (2001)
- External and internal auditors have unrestricted access to Audit Committee
- Internal audit department reports directly to CEO
- CEO and CFO must certify annual/quarterly reports to the SEC
- Board Chair and CEO are separate positions
- Loans to executive officers and directors are forbidden

STRONG RESERVES

Historically, our solid reserves have not been materially affected by mold, asbestos, construction defects or unusual claim activity. Reserves in 2002 were no exception. In recent years, our asbestos claims have increased slightly, but Group has not seen the level of activity experienced by others in the industry. However, recent increases in litigation against "peripheral defendants" and our continuing commitment to maintain adequate reserves, prompted us to commission an independent study to better understand our asbestos exposure. In keeping with our reserving philosophy, we chose to accept the reserve estimates suggested by the study, even though the study's estimates are considerably more conservative than industry norms. The result was an insignificant increase (less than one percent) in our prior year reserves. More importantly, the study was completely voluntary and done at the discretion of the company – a proactive effort to maintain strong reserves that further demonstrates our commitment to an adequate reserving policy.

PROMISE TO MEET FUTURE CHALLENGES

Future property and casualty earnings are hard to predict, but base earnings should continue to accelerate for 2003 and 2004, as the carry-over effect of rate increases positively affects earnings. New challenges may threaten the company's regained profitability. Storms and other catastrophes have the potential to affect earnings, but reinsurance coverage should soften the blow. As we have stated in prior annual reports, we are confident the continued implementation of our strategic plan and operating objectives should yield the long-term profitability necessary for us to continue to deliver on our promises.

A promise to continue to offer high-quality insurance services delivered by independent agents through our countrywide network of branch offices.

A promise to maintain our reputation of financial stability and superior customer service delivered in a professional and friendly way.

A promise to ethically deliver value to the people we serve – our employees, agents, policyholders and stockholders.

You can count on us to build stockholder value – because only by building stockholder value can we consistently add to our financial strength and grow to profitably underwrite more risks.

Thank you for your continued interest in EMC Insurance Group Inc.

Bruce G. Kelley, CPCU, CLU
President and Chief Executive Officer


The Walsh's

Homeowners ***count on*** ***EMC*** *to help protect what they have worked so hard to get. They count on EMC for the right insurance coverage as well as an ongoing commitment to respond in a prompt and professional manner in the event of a loss.*

Our primary objective in 2002 was to improve profitability – and we succeeded. Effective execution of the strategic and operating plans by our employees produced positive results in many areas.



Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development (left)

William A. Murray, CIC, AU
Executive Vice President and Chief Operating Officer (right)

Operating under the key assumptions that the market would continue to harden during the year and catastrophe and storm losses would be closer to historically normal levels, we aggressively worked to execute our operating plan. By maintaining a focus on the fundamentals of profitability, developing an effective staff and delivering superior service, we were able to achieve our corporate objectives.

GROWTH AND PROFITABILITY

EMC Insurance Group's GAAP combined ratio was 101.9 percent in 2002 – fulfilling our expectations. These results, which reflect a successful companywide effort to improve profitability, can be attributed to the following:

- Previously initiated rate increases
- More disciplined underwriting practices
- Adequately pricing new business
- Catastrophe and storm losses at historically normal levels
- Carefully-crafted underwriting and marketing strategies enabling us to evaluate and control terrorism exposure as defined by the Terrorism Risk Insurance Act of 2002
- Better-than-anticipated pricing opportunities in most territories and lines of business



Craig LeClere

Net written premium grew by 8.0 percent. The bulk of premium growth came from rate level increases. At the same time, we eliminated marginal business and sought to appoint only top agents with a tradition of profitability.

*Independent insurance agents **count on** EMC for the products, services and information necessary to attract and retain customers. That includes an ever-expanding scope of online resources available through the EMC NETwork.*

ENHANCING EMPLOYEE EFFECTIVENESS

Employees who understand the overall plan and specific company objectives – and their role in achieving them – will be more effective and productive. To increase the effectiveness of our employees, initiatives undertaken in 2002 were to:

- Discuss the strategic plan and corporate objectives with all employees
- Coordinate employee communications through the corporate communications department
- Hold additional meetings and conference calls, and make companywide announcements regarding the company results, plans and objectives
- Create an employee development department to implement training and educational programs
- Conduct a survey to determine employee engagement
- Implement corporatewide leadership workshops
- Establish leadership teams to assess performance management and leadership practices

SUPERIOR SERVICE STRATEGIES

Many of our strategies to provide superior service continue to be technology related. Our new electronic claims system enables us to give insureds and agents better service and assists our claims staff to be even more productive. Enhancements to www.emcinsurance.com make it easier, faster and more efficient for agents to use our website. Three leadership teams formed in 2002 will focus on ways to improve claims, underwriting and internal service throughout the organization – extending the process of continuous improvement for 2003 and beyond.

*Business owners **count on** EMC for a high degree of localized service delivered through a branch office in their area. Being close to customers allows the company to tailor products and services to fit the different regional needs of policyholders.*

MAINTAINING OUR MOMENTUM

In order for us to grow and prosper, we will continue to rely on our strengths:

- Strong, credible balance sheet
- Stable local market presence
- Competitive and innovative products
- Disciplined underwriting and pricing approaches
- Fair and timely claim service
- High-quality service provided by dedicated employees

We will sustain and build upon the positive momentum that's been created over the last several years. We will continue our efforts to improve underwriting profitability, enhance staff effectiveness and provide superior service. We will deliver on our promise to work with independent agency partners and their clients to find solutions to their insurance needs.

Count on EMC!



Bartlett Greenhouse

William A. Murray, CIC, AU
Executive Vice President and
Chief Operating Officer

Ronald W. Jean, FCAS, MAAA
Executive Vice President for
Corporate Development

COMMON STOCK

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI. As of February 28, 2003, the number of registered stockholders was 1,208.

PRICES AND DIVIDENDS PAID

by quarters as reported by NASDAQ

	2002			2001		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 19.90	$ 15.95	$ 0.15	$ 13.13	$ 10.19	$ 0.15
2nd Quarter	$ 23.50	$ 15.00	$ 0.15	$ 15.85	$ 11.72	$ 0.15
3rd Quarter	$ 17.20	$ 13.25	$ 0.15	$ 16.00	$ 13.34	$ 0.15
4th Quarter	$ 19.40	$ 13.50	$ 0.15	$ 18.75	$ 13.01	$ 0.15
Close on Dec. 31	$ 17.87			$ 17.15		

There are certain regulatory restrictions relating to the payment of dividends by Group's insurance subsidiaries. (See Note 6 of Consolidated Financial Statements.) It is the present intention of Group's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, is to be determined by the Board of Directors at its discretion.

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

The EMC Insurance Group Inc. Dividend Reinvestment and Common Stock Purchase Plan provides stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. (See Note 13 of Consolidated Financial Statements.) In 2002, Employers Mutual Casualty Company reinvested 25 percent of its dividends in additional shares of common stock under this plan. Employers Mutual Casualty Company will increase its participation in the plan from 25 percent to 50 percent for the first quarter of 2003 and expects to surpass the 80 percent ownership threshold of EMC Insurance Group Inc. in 2003. Employers Mutual has indicated that it may continue to participate in the dividend reinvestment plan in the future; however, its reinvestment percentage will likely be reduced to a level necessary to maintain the 80 percent ownership threshold. More information about the plan can be obtained by calling UMB Bank, n.a., the stock transfer agent and plan administrator.

BOARD OF DIRECTORS
EMC INSURANCE GROUP INC.

George C. Carpenter, III, 75, A, I
Retired Executive Director
Iowa Public Television (broadcasting)

E. H. Creese, 71
Retired Senior Vice President,
Treasurer & Chief Financial Officer
Employers Mutual Casualty Company

David J. Fisher, 66, A, I
Chairman of the Board & President
Onthank Company (wholesale distributor)

Bruce G. Kelley, 49, E
President & Chief Executive Officer
Employers Mutual Casualty Company

George W. Kochheiser, 77, E
Chairman of the Board
Retired President
Employers Mutual Casualty Company

Raymond A. Michel, 77, A, I
Director & Retired Chief Executive Officer
Koss Construction Company (road construction)

Fredrick A. Schiek, 68, E
Retired Executive Vice President &
Chief Operating Officer
Employers Mutual Casualty Company

Committee Members
E member of Executive Committee
A member of Audit Committee
I member of Inter-company Committee

EXECUTIVE OFFICERS

Bruce G. Kelley
President & Chief Executive Officer

William A. Murray
Executive Vice President & Chief Operating Officer

Ronald W. Jean
Executive Vice President for Corporate Development

Raymond W. Davis
Senior Vice President & Treasurer

John D. Isenhart
Senior Vice President/Technology

Donald D. Klemme
Senior Vice President & Secretary

David O. Narigon
Senior Vice President/Claims

Mark E. Reese
Vice President & Chief Financial Officer

Ronald A. Paine
Vice President

Steven C. Peck
Vice President

Richard W. Hoffmann
Vice President & General Counsel

Robert L. Link
Assistant Vice President & Assistant Secretary

Carla A. Prather
Assistant Vice President & Controller

CORPORATE HEADQUARTERS
717 Mulberry Street
Des Moines, IA 50309
515-280-2511
EMCIns.Group@EMCIns.com

TRANSFER AGENT
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064
800-884-4225

AUDITORS
Ernst & Young LLP
801 Grand Avenue, Suite 3400
Des Moines, IA 50309

SEC COUNSEL
Nyemaster, Goode, Voigts,
West, Hansell & O'Brien, P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

INSURANCE COUNSEL
Bradshaw, Fowler, Proctor and Fairgrave
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

ANNUAL MEETING
We welcome attendance at our annual meeting on
May 20, 2003 at 10:00 a.m. CDT.
EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

INFORMATION AVAILABILITY
Anyone interested in EMC Insurance Group Inc. can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial statements and other information by contacting:

INVESTOR RELATIONS
Anita Lake Novak
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515-280-2515
fax: 515-237-2152
email: EMCIns.Group@EMCIns.com
website: www.emcinsurance.com

2002

FINANCIAL INFORMATION

EMC
EMC Insurance Group Inc.

Contents

Eleven Year Summary of Selected Financial Data .. 1

Management's Discussion and Analysis of Financial Condition and Results of Operations .. 2

Management's Responsibility for Financial Reporting 28

Report of Ernst & Young LLP, Independent Auditors 29

Report of KPMG LLP, Independent Auditors 30

Consolidated Balance Sheets 31

Consolidated Statements of Income 33

Consolidated Statements of Comprehensive Income .. 34

Consolidated Statements of Stockholders' Equity .. 35

Consolidated Statements of Cash Flows 36

Notes to Consolidated Financial Statements 38

Glossary 66

SELECTED FINANCIAL DATA.

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
	Year ended December 31, ($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$297,043	$265,280	$231,459	$211,098	$194,244	$177,218	$165,191	$162,266	$164,829	$156,438	$147,410
Investment income, net	32,778	30,970	29,006	25,761	24,859	23,780	24,007	23,204	21,042	20,936	21,586
Realized investment (losses) gains	(3,159)	800	1,558	277	5,901	4,100	1,891	1,043	520	684	384
Other income	866	774	1,473	2,194	1,701	1,023	904	1,005	1,128	668	701
Total revenues	327,528	297,824	263,496	239,330	226,705	206,121	191,993	187,518	187,519	178,726	170,081
Losses and expenses	305,636	303,366	262,431	245,321	223,031	189,318	171,324	163,202	168,842	169,707	169,106
Income (loss) before income tax expense (benefit)	21,892	(5,542)	1,065	(5,991)	3,674	16,803	20,669	24,316	18,677	9,019	975
Income tax expense (benefit)	5,790	(3,436)	(1,264)	(5,187)	(2,339)	3,586	5,635	6,967	5,171	1,885	759
Income (loss) from:											
Continuing operations	16,102	(2,106)	2,329	(804)	6,013	13,217	15,034	17,349	13,506	7,134	216
Accounting changes	-	-	-	-	-	-	-	-	-	2,621	-
Net income (loss)	$ 16,102	$ (2,106)	$ 2,329	$ (804)	$ 6,013	$ 13,217	$ 15,034	$ 17,349	$ 13,506	$ 9,755	$ 216
Net income (loss) per common share - basic and diluted:											
Continuing operations	$ 1.42	$ (.19)	$ .21	$ (.07)	$ .53	$ 1.18	$ 1.37	$ 1.62	$ 1.29	$ .70	$ .02
Accounting changes	-	-	-	-	-	-	-	-	-	.26	-
Total	$ 1.42	$ (.19)	$ .21	$ (.07)	$ .53	$ 1.18	$ 1.37	$ 1.62	$ 1.29	$ .96	$ .02
Premiums earned by segment:											
Property and casualty insurance	$225,013	$203,393	$184,986	$167,265	$155,523	$143,113	$128,516	$126,440	$127,573	$123,114	$120,795
Reinsurance	72,030	61,887	46,473	43,833	38,721	34,105	36,675	35,826	37,256	33,324	26,615
Total	$297,043	$265,280	$231,459	$211,098	$194,244	$177,218	$165,191	$162,266	$164,829	$156,438	$147,410
BALANCE SHEET DATA											
Total assets	$674,864	$671,565	$587,676	$542,395	$496,046	$459,110	$430,328	$412,881	$387,370	$368,936	$372,807
Stockholders' equity	$157,768	$140,458	$148,393	$141,916	$163,938	$162,346	$148,729	$136,889	$116,727	$109,634	$100,911
OTHER DATA											
Average return on equity	10.8%	(1.5)%	1.6%	(.5)%	3.7%	8.5%	10.5%	13.7%	11.9%	9.3%	.2%
Book value per share	$ 13.84	$ 12.40	$ 13.14	$ 12.60	$ 14.26	$ 14.30	$ 13.42	$ 12.66	$ 11.03	$ 10.63	$ 9.98
Dividends paid per share	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .57	$ .53	$ .52	$ .52	$ .52
Property and casualty insurance subsidiaries aggregate pool percentage	23.5%	23.5%	23.5%	23.5%	23.5%	22%	22%	22%	22%	22%	22%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	95%	95%	95%	95%	95%
Closing stock price	$ 17.87	$ 17.15	$ 11.75	$ 9.13	$ 12.75	$ 13.25	$ 12.00	$ 13.75	$ 9.50	$ 9.50	$ 8.50
Net investment yield (pre-tax)	5.92%	6.31%	6.47%	5.96%	6.02%	6.15%	6.54%	6.65%	6.59%	6.83%	7.50%
Cash dividends to closing stock price	3.4%	3.5%	5.1%	6.6%	4.7%	4.5%	4.8%	3.9%	5.5%	5.5%	6.1%
Common shares outstanding	11,399	11,330	11,294	11,265	11,496	11,351	11,084	10,814	10,577	10,317	10,112
Statutory trade combined ratio	101.3%	112.4%	113.5%	115.2%	114.8%	106.2%	103.6%	99.6%	101.3%	106.3%	113.9%

Amounts previously reported in prior consolidated financial statements have been reclassified to conform to current presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of EMC Insurance Group Inc. and its subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

OVERVIEW

EMC Insurance Group Inc., a 79.9 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 75.8 percent of consolidated premiums earned. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate, are referred to as the "EMC Insurance Companies."

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company's property and casualty insurance subsidiaries is 23.5 percent. Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool.

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual's direct insurance business, nor any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. The override commission rate is charged at 4.50 percent of written premiums. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require a significant amount of subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses and estimates of incurred but not reported ("IBNR") losses. For direct insurance business, the Company's IBNR reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes case loss reserves for direct business. Branch claims personnel establish case reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. This reserving process implicitly assumes a stable inflationary and legal environment. Most of the IBNR reserves for direct business are established through an actuarial analysis of IBNR claims that have emerged after the end of recent calendar years compared to the corresponding calendar year earned premiums (adjusted for changes in rate level adequacy). The methodology used in estimating these formula IBNR reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns due to loss cost trends. From this analysis, IBNR factors are derived for each line of business and are applied to the latest twelve months of earned premiums to generate the formula IBNR reserves. The IBNR factors at year-end 2002 were selected to generate IBNR reserves near the midpoint of the range of actuarial reserve indications, after consideration of anticipated salvage and subrogation recoveries. No one point estimate within the range of actuarial reserve indications was considered better than another; therefore, management targeted the midpoint of the range as its best estimate of the required reserves.

Ceded reserves are derived by applying the ceded contract terms to the direct reserves. For excess of loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case reserves of the ceded claims. For the catastrophe excess of loss contract, ceded reserves are calculated by applying the contract terms to both the aggregate case reserves on claims stemming from catastrophes and the estimate of IBNR reserves developed for each individual catastrophe. For quota share contracts, ceded reserves are calculated as the quota share percentage multiplied by both case and IBNR reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and consistent legal defense strategies. Based on this actuarial analysis, expense factors are derived for each line of business, which are applied to loss reserves to generate the expense reserves. The factors at year-end 2002 were selected to target an expense reserve level near the midpoint of the range of reserve indications arising from the actuarial analysis. No one point estimate within the range of reserve indications arising from the actuarial analysis was considered better than another; therefore, management targeted the midpoint of the range as its best estimate of the required reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the Mutual Reinsurance Bureau pool ("MRB"), which is a voluntary pool in which Employers Mutual participates. For the HORAD component, Employers Mutual records the case and IBNR reserves reported by the ceding companies. Bulk IBNR reserves are established based on an actuarial reserve analysis. Due to the time lag in the reporting of assumed reinsurance business and the relatively low volume of data generally available at the end of the first three quarters, the loss ratio method is used to estimate ultimate loss experience for those periods. Reported reinsurance results are analyzed throughout the year and, when appropriate, modifications are made to the reserves established by the loss ratio method. During the fourth quarter, with a full year of reported data, the Company uses other actuarial projection methods to evaluate anticipated loss experience and further adjustments are made to the carried reserves if deemed appropriate.

The primary actuarial methods used to project ultimate policy year losses are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case reserving practices, and appropriate Bornhuetter-Ferguson expected loss ratio selections. At year-end 2002, the carried HORAD reserves were in the upper quarter of the range of actuarial reserve indications. This conservative selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices.

For MRB, Employers Mutual records the case and IBNR reserves reported to it by the management of the pool, along with a relatively small IBNR reserve to cover a one-month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end. As of December 31, 2002, this evaluation indicated that the carried MRB reserves were in the upper quarter of the range of actuarial reserve indications. The Company considers this conservative reserving practice to be appropriate in light of the inherent uncertainties associated with assumed reinsurance business noted above.

Expense reserves for both the HORAD and MRB books of business are developed through the application of expense reserve factors to carried loss reserves. The factors are derived from an analysis of paid expenses to paid losses. Assumptions described for the property and casualty insurance segment apply to the reinsurance expense reserving process.

Asbestos, environmental and other uncertain exposures

Asbestos and environmental losses paid by the Company have averaged only $200,000 per year over the past five years. During 2002, the Company re-evaluated the estimated ultimate losses for asbestos exposures. Based on this re-evaluation, the Company reallocated $200,000 of bulk IBNR reserves and $100,000 of settlement expense reserves to direct asbestos exposures. In addition, the Company took a proactive approach to evaluate the adequacy of its asbestos reserves and commissioned a "ground-up" study to better quantify its exposure to asbestos liabilities. This study concluded that the Company's exposure for direct asbestos claims ranged from $1,100,000 to $5,100,000, with a point estimate of $3,000,000. Based on the results of this study, the Company elected to increase the IBNR reserves carried for direct asbestos exposures by $2,100,000 at December 31, 2002, to $3,000,000. The study and its results assume no improvement in the current asbestos litigation environment; however, federal legislation currently being considered could reduce the ultimate losses from asbestos litigation below the levels currently being projected for the industry.

Since 1989, the Company has consistently included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the Company's present asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the Company is defending several hundred asbestos bodily injury lawsuits under express reservation of rights in a number of states for injuries caused by asbestos containing products allegedly "mined, milled, manufactured, and/or distributed" by the Company's past and present policyholders. The plaintiffs in these cases suffer latent injuries, which can take years to detect. As a result, courts have allowed the trigger of more than one policy period (and carrier) to apply to these claims. The Company's policyholders that have been named as defendants in these asbestos lawsuits are peripheral defendants (i.e., small contractors, insulators, and electrical and building supply companies). Three policyholders (Lennox, Packing and Insulation Corp. and its contract installer, PIC), dominate the Company's asbestos claims. To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an asbestos-containing product to which they were exposed that is associated with the Company's policyholders. Defense costs, on the other hand, have typically increased due to the increased number of parties involved in the litigation and the length of time required to obtain a favorable result in the litigation on behalf of the policyholder. Whenever possible, the Company has participated in cost sharing agreements with other liability carriers to reduce overall asbestos claim expenses.

The Company's direct environmental claims have been defined as "any loss or potential loss (including third party claims) related directly or indirectly to the remediation of a site arising from past operations or waste disposal." Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's. The Company's exposure to environmental claims is therefore limited primarily to accident years preceding the 1980s. The pre-1980's exposures include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills or leaking underground storage tanks. During 2002, the Company re-evaluated the estimated ultimate losses for direct environmental exposures. Based on this re-evaluation, the Company reallocated $600,000 of bulk IBNR reserves and $200,000 of settlement expense reserves to direct environmental exposures. No additional IBNR reserves were established for these exposures.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980s after much attention had already been brought to these issues. The Company has taken action to commute one reinsurance contract during the first quarter of 2003 that has some asbestos and environmental reserves associated with it. The "ground-up" study recently completed on the Company's asbestos exposures did not identify any additional exposures associated with the reinsurance business assumed by the Company.

At December 31, 2002, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $5,600,000, which represents 1.7% of total loss and settlement expense reserves. The asbestos and environmental reserves include $600,000 of case reserves, $3,800,000 of IBNR reserves and $1,200,000 of bulk settlement expense reserves.

The Company's direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the Company's product liability claims arise from small to medium sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the Company's manufacturer and contractor policies, as the claims activity on these policies is generally isolated and can be severe. Claims involving petroleum products can range from small to severe, and are generally isolated and tend to occur when the product is placed into use. Specific product coverage is provided to the Company's mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. No trends are currently evident that would adversely affect the Company's product liability book of business.

The Company's assumed casualty excess reinsurance is also considered to be a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. While the Company's reinsurance subsidiary is predominantly a property reinsurer, it does write some casualty excess business that includes most of the standard casualty lines of business. Casualty excess business that is written is generally considered to be either working layer (exposed to loss on a policy limit basis) or clash (reinsurance attaches above the typical original policy limits that are provided). The working layer casualty excess reinsurance is written for smaller companies, while clash casualty excess is provided to all sizes of companies. No contracts are currently written for specialty casualty lines such as medical malpractice or for-profit directors and officers.

Following is a schedule of claims activity for asbestos, environmental, products liability and casualty excess reinsurance for 2002, 2001 and 2000.

	Property and casualty insurance segment			Reinsurance segment		
($ in thousands)	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/02						
Asbestos ....$	451	$ 1,693	$ 839	$ 80	$ 454	$ -
Environmental ......$	14	$ 839	$ 322	$ 49	$ 786	$ -
Products[1] ....$	2,314	$ 1,856	$ 2,000	$ -	$ -	$ -
Casualty excess[2] ...$	-	$ -	$ -	$13,393	$21,472	$ 1,385
Reserves at 12/31/01						
Asbestos ....$	353	$ 147	$ 220	$ 86	$ 480	$ -
Environmental ......$	11	$ 312	$ 131	$ 52	$ 773	$ -
Products[1] ....$	1,890	$ 1,230	$ 1,364	$ -	$ -	$ -
Casualty excess[2] ...$	-	$ -	$ -	$15,040	$21,034	$ 1,575
Reserves at 12/31/00						
Asbestos ....$	317	$ 194	$ 205	$ 93	$ 496	$ -
Environmental ......$	177	$ 312	$ 223	$ 53	$ 760	$ -
Products[1] ....$	2,010	$ 937	$ 1,078	$ -	$ -	$ -
Casualty excess[2] ...$	-	$ -	$ -	$11,164	$21,916	$ 914
Paid during 2002						
Asbestos ....$	18		$ 97	$ 8		$ -
Environmental ......$	44		$ 10	$ 12		$ -
Products[1] ....$	577		$ 586	$ -		$ -
Casualty excess[2] ...$	-		$ -	$ 5,019		$ 498
Paid during 2001						
Asbestos ....$	11		$ 49	$ 13		$ 1
Environmental ......$	109		$ 27	$ 8		$ -
Products[1] ....$	967		$ 562	$ -		$ -
Casualty excess[2] ...$	-		$ -	$ 4,436		$ 534
Paid during 2000						
Asbestos ....$	7		$ 56	$ 28		$ -
Environmental ......$	39		$ 71	$ 65		$ -
Products[1] ....$	592		$ 490	$ -		$ -
Casualty excess[2] ...$	-		$ -	$ 3,457		$ 398

[1] Products includes the portion of asbestos and environmental claims reported above that are non-premises/operations claims

[2] Casualty excess includes the asbestos and environmental claims reported above

	Asbestos	Environ-mental	Products
Open claims, 12/31/02 ...	306	6	1,080
Reported in 2002	123	-	781
Disposed of in 2002	83	3	260
Open claims, 12/31/01 ...	266	9	559
Reported in 2001	104	1	454
Disposed of in 2001	95	8	371
Open claims, 12/31/00 ...	257	16	476
Reported in 2000	155	5	258
Disposed of in 2000	114	7	278

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserves at the time those reserves are established. However, at each year-end an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2002, along with the carried reserves. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high endpoint and the low endpoint of the ranges.

	Range of Reserve Estimates			After-Tax Impact on Earnings	
($ in thousands)	High	Low	Carried	Reserves at High	Reserves at Low
Property and casualty insurance segment	$243,390	$207,392	$229,877	$ (8,783)	$ 14,615
Reinsurance segment	105,493	86,216	101,350	(2,693)	9,837
	$348,883	$293,608	$331,227	$(11,476)	$ 24,452

Changes in loss and settlement expense reserve estimates of prior periods

For the property and casualty insurance segment, the December 31, 2002 estimate of loss and settlement expense reserves for accident years 2001 and prior increased $4,600,000 from the estimate at December 31, 2001. This increase represents 2.1% of the December 31, 2001 carried reserves and is primarily attributable to three sources: direct IBNR reserves, involuntary pools and contingent salary plan reserves. With regard to direct IBNR reserves, the methodology utilized to establish these reserves assumes consistency in claims reporting patterns. However, in recent years emerged IBNR losses have increased as a percentage of earned premiums. As a result of these actuarial indications, the Company strengthened direct IBNR reserves by $3,600,000 in 2002, $1,700,000 of which was allocated to accident years 2001 and prior. In addition, the Company established $2,100,000 of additional IBNR asbestos reserves at December 31, 2002 based on the results of a recently completed study of the Company's asbestos exposures, all of which was allocated to accident years 2001 and prior. As previously noted, the Company books the reserves reported by the management of the involuntary pools and in 2002 these bookings resulted in modest upward development of $400,000. Finally, Employers Mutual implemented a contingent salary plan in 2002 and $400,000 of the reserve established for this plan at December 31, 2002 was allocated to settlement expenses for accident years 2001 and prior.

For the reinsurance segment, the December 31, 2002 estimate of loss and settlement expense reserves for accident years 2001 and prior increased $2,400,000 from the estimate at December 31, 2001. This increase represents 2.6% of the December 31, 2001 carried reserves. Virtually all of the increase arose from the MRB pool, for which the Company books the reserves established and reported by the pool. The carried MRB reserves at December 31, 2001 were above the midpoint of the actuarial range of estimates. However, reported losses and settlement expenses during pool year 2002 exceeded by approximately $1,200,000 the amounts predicted by the actuarial analysis. In addition, management of the MRB pool increased the IBNR reserves for prior years by $300,000. Finally, the losses and settlement expenses reported during January 2002 exceeded by $800,000 the IBNR reserve established at December 31, 2001 to cover the one-month reporting lag.

Deferred policy acquisition costs and related amortization

Deferred policy acquisition costs are used to match the expenses incurred in the production of insurance business to the income earned on this business. This adjustment is necessary because statutory accounting principals require that expenses incurred in the production of insurance business be expensed immediately, while premium income is recognized ratably over the terms of the underlying insurance policies.

Amortization of deferred policy acquisition costs is calculated as the difference between the beginning and ending amounts of deferred policy acquisition costs plus the amount of costs deferred during the current year. Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2002, and management does not anticipate future limitations to be likely due to the improving premium rate environment in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections that indicate that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the improving premium rate environment for both the property and casualty insurance segment and the reinsurance segment and loss and expense control initiatives that have been implemented during the last two years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

CONSOLIDATED RESULTS OF OPERATIONS

Operating results for the three years ended December 31, 2002 are as follows:

($ in thousands)	2002	2001	2000
Premiums earned	**$297,043**	$265,280	$231,459
Losses and settlement expenses	**207,058**	221,919	189,522
Acquisition and other expenses	**95,633**	80,251	71,401
Underwriting loss	**(5,648)**	(36,890)	(29,464)
Net investment income	**32,778**	30,970	29,006
Interest expense	**(1,639)**	(11)	-
Other expense	**(440)**	(411)	(35)
Operating income (loss) before income tax expense (benefit)	**25,051**	(6,342)	(493)
Realized investment (losses) gains	**(3,159)**	800	1,558
Income (loss) before income tax expense (benefit)	**21,892**	(5,542)	1,065
Income tax expense (benefit)	**5,790**	(3,436)	(1,264)
Net income (loss)	**$ 16,102**	$ (2,106)	$ 2,329
Incurred losses and settlement expenses:			
Insured events of the current year	**$200,060**	$216,752	$191,425
Increase (decrease) in provision for insured events of prior years	**6,998**	5,167	(1,903)
Total losses and settlement expenses	**$207,058**	$221,919	$189,522
Catastrophe and storm losses	**$ 8,304**	$ 22,947	$ 8,604

The Company increased its December 31, 2002 reserves for direct asbestos exposures by $2,069,000 as a result of a "ground-up" study commissioned by the Company to better quantify its exposure to asbestos liabilities. The Company does not have a significant amount of exposure to asbestos claims; however, the recent increase in litigation against "peripheral defendants" prompted the Company to commission an independent study to better understand its exposures in this evolving legal environment. The consulting actuarial firm commissioned to conduct this study is highly respected for its expertise in performing this type of evaluation. The study was completely voluntary and at the discretion of the Company.

Operating results before income taxes improved dramatically in 2002 from the results reported in 2001 and 2000. This improvement is attributed to improved premium rate adequacy, focused underwriting initiatives and a significant decline in catastrophe and storm losses. The Company has been successful in executing a corporate operating plan that is focused on improving profitability. Although significant improvements were achieved in pricing and loss experience in 2001, they were masked by an unusually large amount of storm losses. The initiatives implemented in recent years have resulted in improved profitability for 2002, and this trend is expected to continue in 2003.

Premium rate levels improved during 2002, continuing a trend that began in 1999. During this time period, implemented rate increases have grown progressively larger each year, reflecting an industry-wide movement toward adequate premium rate levels. During 2002, premium rate increases ranging from five to eighteen percent were implemented in most lines of business. As a result, premium rate levels for most lines of business are now at, or near, adequate levels for the first time in nearly a decade. Although management expects to implement additional rate increases during 2003, these increases are not expected to be as large as those implemented in 2002 and will likely be targeted toward specific territories and lines of business.

Premiums earned increased 12.0 percent in 2002, 14.6 percent in 2001 and 9.6 percent in 2000. The increase in 2002 premiums is primarily attributed to rate increases that were implemented during the last two years in the property and casualty business, as well as growth and improved pricing in the assumed reinsurance business. Despite rising premium rates, retention levels have remained fairly constant, evidence of the movement of the insurance industry towards more adequate rate levels. The Company continues to be selective in the insurance risks that it accepts and has been able to price both new and renewal business at more adequate levels. The significant growth reported in 2001 earned premiums was achieved through a combination of implemented rate increases and increased exposures.

Losses and settlement expenses decreased 6.7 percent in 2002 after increasing 17.1 percent in 2001 and 7.1 percent 2000. The decrease for 2002 is primarily related to a significant decline in catastrophe and storm losses from the unusually large amount experienced in 2001, when active weather patterns produced a record amount of storm losses. Other factors contributing to this improvement include the implementation of more stringent underwriting standards, a substantial decrease in loss frequency and a decline in large losses. For the second consecutive year, losses and settlement expenses were negatively impacted by adverse development on prior years' reserves. The Company has historically experienced favorable development in its reserves and its reserving practices have not changed; however, the amount of development experienced will fluctuate from year to year as individual claims are settled and new information becomes available on open claims. The adverse development reported for 2002 includes $2,069,000 associated with the increase in asbestos reserves noted above.

Acquisition and other expenses increased 19.2 percent in 2002, 12.4 percent in 2001 and 7.0 percent in 2000. These increases are primarily attributed to the higher premium levels reported for these years. Additional factors contributing to the large increase for 2002 include an increase in contingent commission expense and policyholder dividends resulting from the significant improvement in underwriting results, the discontinuation of an assigned risk program during 2001 that produced commission income, an increase in employee benefit costs and $379,000 of commission expense stemming from increased participation in a reinsurance pool. The increase for 2001 was limited by the increase in deferred policy acquisition costs that resulted from the change in the recording of installment-based premiums. The increase in 2000 was limited by an $824,000 decline in contingent commission expense in the reinsurance subsidiary. Acquisition and other expenses for 2001 and 2000 include approximately $135,000 of goodwill amortization expense. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", which became effective January 1, 2002, the Company's carried goodwill is no longer subject to amortization and must instead be tested for impairment on a periodic basis.

Net investment income increased 5.8 percent in 2002, 6.8 percent in 2001 and 12.6 percent in 2000. The Company experienced a significant increase in fixed maturity security investments during 2002 due to the issuance of $25,000,000 of surplus notes to Employers Mutual in December 2001 and $11,000,000 of surplus notes to Employers Mutual in June 2002; however, this increase in invested assets has not produced a significant increase in investment income due to the declining interest rate environment. In addition, the Company experienced a significant amount of call activity in its portfolio of fixed maturity securities during 2001 due to the large decline in interest rates. Proceeds from this call activity, and from maturing securities, were reinvested at lower current interest rates, resulting in a lower rate of return in 2002. The increase for 2001 is primarily attributed to a higher average invested balance in fixed maturity securities. The large increase in 2000 reflects both a higher average invested balance in fixed maturity securities and an increase in the average rate of return earned on the fixed maturity portfolio.

The Company incurred $1,639,000 of interest expense on its surplus notes in 2002 and $11,000 in 2001. This interest expense did not have a material impact on the Company's operating results as the proceeds of the surplus notes were invested in government agencies and corporate bonds and earned a similar amount of interest income.

The realized investment losses of 2002 primarily reflect a $3,821,000 "other than temporary" security impairment write-down of the Company's investment in MCI Communications Corporation bonds. The realized investment gains for 2001 reflect $563,000 from the Company's equity portfolio, net of $310,000 of realized losses associated with the sale of Enron stock, with the remainder coming primarily from calls on taxable fixed maturity securities. The realized investment gains of 2000 reflect $531,000 from the disposal of tax-exempt fixed maturity securities, $531,000 from the disposal of other fixed maturity securities and $496,000 from the Company's equity portfolio.

The Company reported income tax expense in 2002 compared to an income tax benefit for both 2001 and 2000. This change in tax status primarily reflects the substantial improvement in pre-tax operating results experienced in 2002. Due to the significant improvement in 2002 operating results, the Company was able to utilize its entire net operating loss carry forward from calendar years 2001 and 2000. Due to a change in the composition of the Company's investment portfolio, tax-exempt interest has declined from $4,922,000 in 2000 to $4,314,000 in 2001 and $4,119,000 in 2002. The income tax benefit for 2000 reflects a $470,000 benefit from the elimination of an accrual that had been carried for potential tax examination adjustments and $775,000 of expense associated with required changes in the tax accounting methods used to recognize audit-based premiums and installment premiums.

On November 26, 2002, President Bush signed into law the Terrorism Risk Insurance Act of 2002 ("TRIA"). TRIA provides a Federal backstop on losses from certified terrorism events from foreign sources and is effective until December 31, 2004, with a one-year optional extension. Coverage includes most direct commercial lines of business, including coverage for losses from nuclear, biological, and chemical weapons. Each insurer has a deductible amount, which is calculated as a percentage of the prior year's direct earned premiums, and a ten percent retention. The percentage used in the deductible calculation increases from seven percent in 2003 to ten percent in 2004 and, if extended, to fifteen percent in 2005. TRIA caps losses at $100 billion annually, after which there is no coverage beyond the deductible. Terrorism exclusions in effect on direct policies in the covered lines of business were nullified upon passage of TRIA and, as provided for under TRIA, the Company was required to contact all of its commercial policyholders and inform them of the premium amount for acts of terrorism coverage. Management views this legislation as being favorable to both the Company and the industry. Though it is still too early to know what impact TRIA will have, it is anticipated that it will assist the industry in providing reasonably priced coverage for terrorist events in both the insurance and reinsurance markets. For the Company, the TRIA deductible will be approximately $13,000,000 in 2003. The March 1, 2003 renewal of Employers Mutual's reinsurance coverage for terrorism claims saw a broadening of coverage with limits corresponding to the TRIA deductible (approximately $55,000,000 for the EMC Insurance Companies). The contract terms provide for 70 percent coverage of $45,000,000 of terrorism losses in excess of $10,000,000, with an occurrence limit of $23,500,000. Coverage now includes all commercial lines of business losses from both certified and non-certified terrorist events, and nuclear, biological and chemical weapons.

Losses from mold related claims continue to hamper the insurance industry as a whole, but are not considered to be significant exposures to the Company. The Company is using exclusionary endorsements and sub-limits to control mold losses. In addition, an improved understanding of these types of claims has resulted in prompt attention to water damage losses.

In response to the declining interest rate environment, Employers Mutual has changed several key assumptions utilized in the preparation of the actuarial valuation reports for its pension and postretirement benefit plans during the last several years. Key assumption changes include a reduction in the discount rate from 7.75 percent in 2000 to 7.0 percent in 2001 and 6.5 percent in 2002 and a reduction in the assumed long-term rate of return on plan assets from 8.5 percent in 2000 and 2001 to 8.0 percent in 2002. In addition, due to the continued escalation in the price of prescription drugs, the assumed health care cost trend rate utilized in the postretirement benefit plan valuation report was increased from 9 percent to 12 percent in 2002. As a result of these assumption changes, and a decline in the market value of the pension plan assets, the funded status of these plans has declined over the last three years.

At December 31, 2002, the pension plan's unfunded accumulated benefit obligation (equal to the accumulated benefit obligation minus the fair value of the plan's assets) exceeded the accrued pension liability carried in the financial statements, necessitating the establishment of an additional minimum liability. When an additional minimum liability is established, an intangible asset is recognized equal to the lesser of the additional minimum liability or the plan's unrecognized prior service costs. At December 31, 2002, the plan's unrecognized prior service cost was less than the additional minimum liability. The difference between the additional minimum liability and the intangible asset is reflected in stockholders' equity as other comprehensive loss, net of deferred income tax benefits.

Pension liabilities reflected in the Company's financial statements totaled $2,488,000 (including $1,701,000 of additional minimum liability) at December 31, 2002 and $570,000 at December 31, 2001. At December 31, 2002, the Company's financial statements also reflect an intangible asset associated with the pension plan of $1,411,000, resulting in $290,000 of other comprehensive loss. Postretirement benefit liabilities reflected in the Company's financial statements totaled $7,527,000 and $6,967,000 at December 31, 2002 and 2001, respectively.

The assumption changes noted above have also resulted in an increase in the expenses associated with these retirement plans. Pension expense amounted to $1,406,000, $1,060,000 and $691,000 in 2002, 2001 and 2000, respectively, and is expected to increase approximately 55 percent in 2003. Postretirement benefit expense amounted to $1,487,000, $1,214,000 and $1,138,000 in 2002, 2001 and 2000, respectively, and is expected to increase approximately 34 percent in 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Prior to 2002, the Company had concluded that it was not subject to the accounting requirements of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, since it receives the current fair value for any common stock issued under Employers Mutual's stock option plans. As a result, the Company was recognizing as compensation expense its pool participation share of the stock option expense recorded by Employers Mutual for these plans. During 2002, the Company concluded that it is subject to the accounting requirements of APB 25 and, accordingly, should not be recognizing compensation expense from Employers Mutual's stock option plans since the exercise price of the options is equal to the fair value of the stock at the date of grant. Accordingly, during 2002 the Company reversed the accrual for stock option expense allocated to it by Employers Mutual, resulting in $349,000 of pre-tax income. Pre-tax compensation expense recognized in the Company's financial statements for the years 2001 and 2000 amounted to $355,000 and $67,000, respectively. Since these amounts are not material, the financial statements for those years have not been restated.

As previously noted, the Company currently has $36,000,000 of surplus notes issued to Employers Mutual. In December of 2001, three of the Company's property and casualty insurance subsidiaries issued an aggregate of $25,000,000 of surplus notes with an interest rate of 5.38 percent to Employers Mutual. On June 27, 2002, the Company's reinsurance subsidiary issued $11,000,000 of surplus notes with an interest rate of 5.25 percent to Employers Mutual. These surplus notes were issued in response to statutory capital adequacy concerns raised by certain rating agencies because the statutory surplus position of the Company's insurance and reinsurance subsidiaries had declined over the last three years due to unfavorable operating results and the payment of dividends to the parent company. It should be noted that surplus notes are considered to be a component of surplus for statutory reporting purposes because the notes have no maturity date and all payments of interest and principal must be approved in advance by the insurance commissioner of the state of domicile of the issuing insurance company; however, under generally accepted accounting principals, surplus notes are considered to be debt and are reported as a liability in the Company's financial statements.

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,000, invested assets increased $11,881,000 and the Company incurred $1,706,000 of commission expense and $297,000 of premium tax expense. These expenses were offset by a $3,054,000 increase in deferred policy acquisition costs, resulting in $1,051,000 of non-recurring income.

The operating results reported for 2000 include earnings of $1,517,000 associated with a change in the property and casualty insurance segment's estimate of additional premium income expected on policies, primarily workers' compensation, subject to audit. This change in estimate was prompted by additional research that was conducted in connection with a required change in the tax accounting method used for recognizing audit-based premiums.

SEGMENT RESULTS

Property and Casualty Insurance

Operating results for the three years ended December 31, 2002 are as follows:

($ in thousands)	**2002**	2001	2000
Premiums earned	**$225,013**	$203,393	$184,986
Losses and settlement expenses	**156,152**	168,344	149,519
Acquisition and other expenses	**72,483**	61,877	57,748
Underwriting loss	**(3,622)**	(26,828)	(22,281)
Net investment income	**23,517**	22,458	20,788
Realized (losses) gains	**(2,154)**	681	1,242
Interest expense	**(1,345)**	(11)	-
Other income (expense)	**(3)**	(51)	286
Income (loss) before income taxes	**$ 16,393**	$ (3,751)	$ 35
Incurred losses and settlement expenses:			
Insured events of the current year	**$151,507**	$167,152	$152,360
Increase (decrease) in the provision for insured events of prior years	**4,645**	1,192	(2,841)
Total losses and settlement expenses	**$156,152**	$168,344	$149,519
Catastrophe and storm losses	**$ 8,055**	$ 15,813	$ 7,945

Premiums earned increased 10.6 percent in 2002, 10.0 percent in 2001 and 10.6 percent in 2000, primarily as a result of rate increases that were implemented during the last three years. Premium rate levels for property and casualty insurance improved during 2002 as average rate level increases ranging from five to eighteen percent were implemented in most lines of business. Premium rate increases have grown progressively larger during the last three years as a result of the industry's movement toward premium rate adequacy; however, this trend is not expected to continue in 2003 as the Company's premium rate levels for most lines of business are now considered to be at, or near, adequate levels. The Company does expect to implement additional rate increases during 2003, but they will generally be smaller than those implemented in 2002 and will likely be targeted toward specific territories and lines of business. It should be noted that it takes a considerable amount of time for implemented rate increases to have a noticeable impact on underwriting results due to the timing of policy renewals and the fact that premiums are earned ratably over the terms of the underlying policies. Due to this delay, premiums earned in 2003 are expected to continue to show strong growth as the rate increases obtained in 2002 become earned. In addition to the rate increases noted above, the growth in premium income for 2001 and 2000 reflects an increase in the exposure base of the commercial lines of business, which resulted from an improved retention rate on renewal business and a steady amount of new business. The premium income amount for 2000 also includes $1,727,000 of income associated with a change in the estimate of the amount of additional premium income expected on policies, primarily workers' compensation, subject to audit.

Losses and settlement expenses decreased 7.2 percent in 2002 after increasing 12.6 percent in 2001 and 6.4 percent in 2000. The primary factor contributing to this improvement was a significant decline in catastrophe and storm losses from the unusually large amount experienced during storm plagued 2001. Other factors contributing to this improvement include more stringent underwriting standards, a substantial decline in loss frequency and a decline in large losses. Offsetting these improvements were an increase in overall loss severity and a second consecutive year of adverse development on prior years' reserves. The adverse development reported for 2002 includes $2,069,000 of additional asbestos reserves established in response to the findings of an independent study conducted on the Company's asbestos exposures. Additional factors contributing to the increase in adverse development for 2002 include a strengthening of IBNR reserves, adverse development reported by involuntary pool associations and the establishment of reserves associated with Employers Mutual's new contingent salary plan and other bonus plans. The property and casualty insurance subsidiaries have historically experienced favorable development in their reserves and reserving practices have not changes; however, the amount of development experienced will fluctuate from year to year as individual claims are settled and additional information becomes available on open claims.

Acquisition and other expenses increased 17.1 percent in 2002, 7.2 percent in 2001 and 8.3 percent in 2000, primarily due to the increase in premium income noted above. The large increase for 2002 also reflects an increase in contingent commission expense and policyholder dividends as a result of the improved underwriting results. The increase for 2001 includes $688,000 of estimated guaranty fund assessments stemming from the Reliance Insurance Company insolvency, but was limited by the increase in deferred policy acquisition costs associated with the change in the recording of installment-based policies.

Underwriting results improved dramatically in 2002 when compared to recent years. This improvement is attributed to a significant increase in overall premium rate adequacy, the implementation of more stringent underwriting standards, a significant decline in catastrophe and storm losses and a substantial decrease in loss frequency. The improvements that have been achieved in premium rate adequacy will continue to have an increasingly positive impact on future operating results, but the unpredictable nature of catastrophe and storm losses will remain. Underwriting for profitability is always stressed, but has become even more critical in light of the declining stock markets and the low interest rate environment. Both new and renewal business is being closely scrutinized to ensure that there is potential for an underwriting profit.

Reinsurance

Operating results for the three years ended December 31, 2002 are as follows:

($ in thousands)	2002	2001	2000
Premiums earned	**$ 72,030**	$ 61,887	$ 46,473
Losses and settlement expenses	**50,906**	53,575	40,003
Acquisition and other expenses	**23,150**	18,374	13,653
Underwriting loss	**(2,026)**	(10,062)	(7,183)
Net investment income	**9,147**	8,318	7,873
Realized (losses) gains	**(1,010)**	119	315
Interest expense	**(294)**	-	-
Other income	**-**	78	80
Operating income (loss) before income taxes	**$ 5,817**	$ (1,547)	$ 1,085
Incurred losses and settlement expenses:			
Insured events of the current year	**$ 48,553**	$ 49,600	$ 39,065
Increase in the provision for insured events of prior years	**2,353**	3,975	938
Total losses and settlement expenses	**$ 50,906**	$ 53,575	$ 40,003
Catastrophe losses	**$ 249**	$ 7,134	$ 659

Premiums earned increased 16.4 percent in 2002, 33.2 percent in 2001 and 6.1 percent in 2000. The increase for 2002 is attributed to rate increases implemented during the January 2002 renewal season, increased participation in a reinsurance pool and growth in a marine syndicate account; however, this increase was tempered by the recognition in 2001 of approximately $2,001,000 of reinstatement premiums associated with the World Trade Center catastrophe and an increase of approximately $1,350,000 in the estimate of earned but not reported premiums. During 2002, the estimate of reinstatement premiums associated with the World Trade Center catastrophe was reduced by approximately $677,000 (reflecting a decrease in Employers Mutual's estimate of the loss), and the estimate of earned but not reported premiums was reduced by approximately $1,085,000 due to the loss of several accounts and the voluntary withdrawal from Israeli proportional business. The Company lost several accounts in 2002 due to the 2001 decline in Employers Mutual's A.M. Best rating from "A" (Excellent) to "A-" (Excellent) and a decline in Employers Mutual's surplus level at December 31, 2001. Some of the lost business was replaced by several new working layer programs, which typically have smaller profit margins but offer greater loss predictability. In addition to the amounts recorded for reinstatement premiums and earned but not reported premiums, the large increase for 2001 reflects the addition of several new contracts (including a large marine syndicate account), growth in the exposure base of existing contracts and modest rate increases. The increase for 2000 reflects growth in the exposure base of existing contracts and the addition of several new contracts.

Large premium rate increases have been common since the September 2001 terrorist attack on the World Trade Center. During 2002, significant rate increases were placed on excess of loss contracts, and both excess of loss contracts and pro-rata contracts benefited from industry-wide rate increases being implemented at the primary company level. This escalating rate environment attracted an influx of new capital into the reinsurance marketplace during 2002. As a result, premium rate increases moderated during the January 2003 renewal season. The only exception was for contracts with poor loss experience, which received exceptionally large rate increases.

Losses and settlement expenses decreased 5.0 percent in 2002 after increasing 33.9 percent in 2001 and 9.9 percent in 2000. The decrease for 2002 is primarily the result of a significant decline in catastrophe losses from the elevated level experienced in 2001, which included Midwest wind and hail storms, flood losses from tropical storm Allison, surety bond losses associated with the Enron bankruptcy, and losses from the terrorist attack on the World Trade Center. The improved results of 2002 also reflect more favorable weather conditions and decreased casualty losses. The reinsurance subsidiary has experienced adverse development on prior years' reserves for the last three years. The majority of the development for 2002 and 2001 is attributed to a reinsurance pool that has experienced a high level of construction defect claims on an account that was discontinued on December 31, 1999. The adverse development reported for 2000 was primarily associated with reserves established for 1999 European storms. Results for 2000 also reflect an increase in loss severity on several aggregate treaties and property contracts, and an increase in loss frequency in the workers' compensation line of business.

Acquisition and other expenses increased 26.0 percent in 2002, 34.6 percent in 2001 and 1.5 percent in 2000, primarily as a result of the increase in premium income noted above. The amounts reported for 2002 also reflect an increase in contingent commission expense that resulted from good loss experience on certain reinsurance contracts and $379,000 of commission expense associated with increased participation in the reinsurance pool noted above. The relatively small increase for 2000 is attributed to two transactions that produced an $824,000 decline in contingent commission expense. The first transaction was the receipt of $420,000 of profit share commission income associated with the outside reinsurance protection that the reinsurance subsidiary pays for to protect Employers Mutual from catastrophic losses on its assumed book of business. The second transaction was a $404,000 decline in contingent commission expense that was recognized by a reinsurance pool that the reinsurance subsidiary participates in.

The improvement in the underwriting results of the reinsurance segment for 2002 is primarily attributed to improved rate adequacy, lower catastrophe losses, a decline in the amount of adverse development experienced on prior years' reserves and a decline in casualty losses. The reinsurance subsidiary was able to implement significant rate increases in 2002, which, when coupled with increased retentions and coverage exclusions, helped push premium rates to near adequate levels at year-end. Premium rate level increases are expected to moderate in 2003; however, underwriting results will continue to benefit from the large increases in rates and changes in terms implemented in 2002, as well as from continued improvement in premium rates on the underlying direct insurance business. In addition to pricing its reinsurance premiums at more adequate rates, Employers Mutual continues to work toward improving profitability on the assumed book of business by accepting larger shares of coverage on desirable programs, utilizing relationships with reinsurance intermediaries and monitoring exposures.

Parent Company

The parent company reported operating losses before income taxes of $323,000, $244,000 and $56,000 in 2002, 2001 and 2000, respectively. The decrease in operating results is primarily due to a decline in investment income, which is attributed to a decrease in both interest rates and the average invested asset balance beginning in 2001.

LOSS AND SETTLEMENT EXPENSE RESERVES

Loss and settlement expense reserves are the Company's largest liability. Management continually reviews these reserves using a variety of statistical and actuarial techniques to analyze claim costs, frequency and severity data, and social and economic factors. Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss and the settlement of the loss. During the loss settlement period, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability on a claim. Such changes in estimates are reflected in operating results in the year the changes are recorded.

The Company does not have a significant amount of exposure to asbestos and environmental claims. Total reserves for asbestos and environmental related claims, including the additional $2,069,000 established in response to the recently completed study of the Company's asbestos exposures, amounted to $5,527,000 at December 31, 2002. Approximately $1,368,000 of these reserves are attributed to the reinsurance business assumed by the Company's reinsurance subsidiary, with the remaining $4,159,000 attributed to the direct insurance business written by the parties to the pooling agreement.

LIQUIDITY AND INVESTMENTS

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to meet claims and expenses. The remainder of the investment portfolio, excluding investments in equity securities, is invested in securities with maturities that approximate the anticipated liabilities of the insurance issued. At December 31, 2002, approximately 50 percent of the Company's fixed maturity securities were in government or government agency issued securities. A variety of maturities are maintained in the Company's portfolio to assure adequate liquidity. The maturity structure of the fixed maturity investments is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in any high-yield debt investments (commonly referred to as junk bonds.)

The Company considers itself to be a long-term investor and generally purchases fixed maturity investments with the intent to hold them to maturity. Despite this intent, the Company has historically classified a portion of its fixed maturity investments as available-for-sale securities to provide flexibility in the management of the portfolio. During the last three years, all newly acquired fixed maturity investments have been classified as available-for-sale securities to provide increased management flexibility. The Company had unrealized holding gains, net of deferred taxes, on fixed maturity securities available-for-sale totaling $16,907,000, $4,494,000 and $3,107,000 at December 31, 2002, 2001 and 2000, respectively. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as changing conditions warrant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds will be reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities. At December 31, 2002, the securities lending program was temporarily suspended to eliminate financial ratio concerns expressed by certain regulatory authorities. This program will be continued, but will be temporarily suspended at each subsequent year-end.

During 2002, the Company invested a net $2,077,000 into minor ownership interests in limited partnerships and limited liability companies. The Company does not hold any other non-traded securities.

During 2000, the Company sold approximately $14,000,000 of investments in tax-exempt fixed maturity securities and reinvested the proceeds in taxable fixed maturity securities.

The major ongoing sources of the Company's liquidity are insurance premium income, investment income and cash provided from maturing or liquidated investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases.

The Company generated positive cash flows from operations of $58,573,000 in 2002, $47,087,000 in 2001 and $21,519,000 in 2000. The amount for 2001 includes $11,881,000 received from Employers Mutual in connection with a change in the recording of written premiums and commissions on policies billed on an installment basis.

Employers Mutual reinvested 25 percent of its dividends in additional shares of the Company's common stock during 2002. Prior to 2002, Employers Mutual was reinvesting 100 percent of its dividends in additional shares of the Company's common stock. For the first quarter of 2003, Employers Mutual increased its dividend reinvestment percentage to 50 percent. As a result of this dividend reinvestment activity, the Company expects to become an 80 percent owned subsidiary of Employers Mutual in 2003. At that time the Company will begin filing a consolidated tax return with Employers Mutual and its subsidiaries. Employers Mutual has indicated that it may continue to participate in the dividend reinvestment plan in the future; however, its reinvestment percentage will likely be reduced to a level necessary to maintain the 80 percent ownership threshold.

Investment Impairments and Considerations

At December 31, 2002, the Company had one fixed maturity security, MCI Communications Corporation, that was determined to be "other than temporarily" impaired. MCI Communications Corporation is owned by WorldCom Inc., whose corporate bonds were downgraded to junk status in May 2002 when it reported the detection of accounting irregularities. The MCI bonds are supported by the assets of MCI; however, the magnitude of the WorldCom collapse cast doubt on the prospect of collecting the entire amount of principal and interest payments due the Company. As a result, on June 30, 2002 the Company recognized $3,821,000 of realized loss when the carrying value of this investment was reduced from an aggregate book value of $5,604,000 to the current fair value of $1,783,000. The factors surrounding this "other than temporary" impairment did not have any impact on the carrying value of any other investments held by the Company. At December 31, 2002, the fair value of the MCI bonds had partially recovered, resulting in $1,035,000 of pre-tax unrealized gains.

At December 31, 2002, the Company had unrealized losses on held-to-maturity and available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall market, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold these securities until maturity, it was determined that the carrying value of these securities was not impaired at December 31, 2002. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other than temporary", the Company's earnings would be reduced by approximately $6,072,000, net of tax; however, the Company's financial position would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

	Gross unrealized losses
Securities held-to-maturity:	
Fixed maturity securities:	
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ -
Mortgage-backed securities	-
Total securities held-to-maturity	-
Securities available-for-sale:	
Fixed maturity securities:	
U.S. treasury securities and obligations of U.S. government corporations and agencies	6,934
Obligations of states and political subdivisions	15,640
Mortgage-backed securities	-
Debt securities issued by foreign governments	-
Public utilities	303,457
Corporate securities	3,695,933
Total fixed maturity securities	4,021,964
Equity securities:	
Common stocks	5,277,079
Non-redeemable preferred stocks	42,000
Total equity securities	5,319,079
Total securities available-for-sale	9,341,043
Total all securities	$9,341,043

Following is a schedule of the length of time securities have continuously been in an unrealized loss position. Note that this is calculated on the basis of the fair value of the securities at the end of quarterly financial reporting periods.

	Book value	Fair value	Gross unrealized loss
Fixed maturity securities available-for-sale:			
Three months or less	$53,543,537	$53,187,557	$ 355,980
Over three months to six months	-	-	-
Over six months to nine months	-	-	-
Over nine months to twelve months	-	-	-
Over twelve months	29,653,259	25,987,275	3,665,984
	$83,196,796	$79,174,832	$ 4,021,964
Equity securities:			
Three months or less	$ 8,265,899	$ 7,483,847	$ 782,052
Over three months to six months	7,162,094	6,017,498	1,144,596
Over six months to nine months	9,663,726	7,013,635	2,650,091
Over nine months to twelve months	2,503,725	1,910,943	592,782
Over twelve months	2,165,280	2,015,722	149,558
	$29,760,724	$24,441,645	$ 5,319,079

Following is a schedule of the maturity dates of fixed maturity securities with unrealized losses at December 31, 2002. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

	Book value	Fair value	Gross unrealized loss
Due in one year or less	$44,969,470	$44,962,537	$ 6,933
Due after one year through five years	-	-	-
Due after five years through ten years	4,959,434	3,727,645	1,231,789
Due after ten years	33,267,892	30,484,650	2,783,242
	$83,196,796	$79,174,832	$ 4,021,964

Following is a schedule of fixed maturity securities available-for-sale that are non-investment grade and have unrealized losses at December 31, 2002. As previously noted, the Company does not invest in junk bonds. The non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase. The percentages displayed are of the fair values of these securities to the total fair value of fixed maturity securities available-for-sale, and of the unrealized losses on these securities to the total gross unrealized losses on fixed maturity securities available-for-sale. This schedule does not include fixed maturity securities held-to-maturity due to the fact that none of these securities have unrealized losses or are below investment grade at December 31, 2002. This schedule also does not include the Company's MCI bonds, which carry a Moody's Bond Rating of CA, due to the fact that these bonds were written-down to their fair value in the second quarter of 2002 and have since partially recovered, resulting in unrealized gains of $1,035,000 as of December 31, 2002. Although the fair value of the American Airlines and United Airlines bonds are relatively low in relation to their book values and are classified as non-investment grade, these bonds are collateralized by aircraft with an appraised value sufficient to recover the Company's investment. Based on this collateralization and the Company's ability and intent to hold these securities to maturity, these securities were not considered to be impaired at December 31, 2002.

	Moody's bond rating	Carrying value	Unrealized Loss	Percent of market value	Percent of gross unrealized losses
US West Communications	BA	$4,235,000	$ 397,487	0.9%	9.9%
American Airlines	BA	$2,513,181	$1,115,175	0.5%	27.7%
United Airlines	BA	$ 791,825	$1,171,929	0.2%	29.1%
		$7,540,006	$2,684,591	1.6%	66.7%

Following is a schedule of gross realized losses recognized in 2002 along with the associated book values and sales prices aged according to the length of time the underlying securities were in an unrealized loss position. This schedule only includes realized losses from common stock disposals, as there were no realized losses recognized from disposals of preferred stocks or fixed maturity securities (an insignificant amount of losses were recognized on fixed maturity securities as a result of corporate actions such as calls, pay-downs, redemptions, etc.). The Company's equity portfolio is managed on a "tax-aware" basis, which generally results in sales of securities at a loss to offset sales of securities at a gain, thus minimizing the Company's income tax expense. Fixed maturity securities are generally held until maturity.

	Book value	Sales price	Gross realized loss
90 days or less in unrealized loss	$ 4,870,141	$ 3,912,673	$ 957,468
Over 90 to 180 days in unrealized loss .	8,703,374	5,708,373	2,995,001
Over 180 to 270 days in unrealized loss	2,008,110	1,198,588	809,522
Over 270 to 365 days in unrealized loss	166,979	104,031	62,948
Over 365 days in unrealized loss	240,258	122,046	118,212
	$15,988,862	$11,045,711	$ 4,943,151

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment income and total investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results and the Company's resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective board of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate and equity price risk, and to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2002 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $25,608,000, or 4.4 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2002 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $1,101,000, assuming the current maturity and prepayment patterns. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2002 was 4.05 years.

The valuation of the Company's marketable equity portfolios is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2002 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $2,963,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2002, the portfolio of long-term fixed maturity securities consists of 15.7 percent U.S. Treasury, 13.4 percent government agency, 3.2 percent mortgage-backed, 14.8 percent municipal, and 52.9 percent corporate securities. At December 31, 2001, the portfolio of long-term fixed maturity securities consisted of 8.3 percent U.S. Treasury, 7.3 percent government agency, 6.8 percent mortgage-backed, 15.7 percent municipal, and 61.9 percent corporate securities.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2002.

	Securities held-to-maturity (at amortized cost)		Securities available-for-sale (at fair value)	
	Amount	Percent	Amount	Percent
Rating:				
AAA	$ 55,033,675	100.0%	$180,346,751	37.1%
AA	-	-	99,711,104	20.5
A	-	-	144,304,899	29.7
BAA	-	-	51,135,706	10.5
BA	-	-	7,540,006	1.6
CA	-	-	2,817,500	.6
Total fixed maturities	$ 55,033,675	100.0%	$485,855,966	100.0%

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by Moody's Investor's Services, Inc. Moody's rating process seeks to evaluate the quality of a security by examining the factors that affect returns to investors. Moody's ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity exists. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on an evaluation of the underlying assets or the credit rating of the issuer's parent company.

Prepayment risk refers to the changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. The prepayment risk analysis is monitored regularly through the analysis of interest rate simulations. At December 31, 2002, the effective duration of the mortgage-backed securities is 0.2 years with an average life and current yield of 1.2 years and 7.6 percent, respectively. At December 31, 2001, the effective duration of the mortgage-backed securities was 2.6 years with an average life and current yield of 4.6 years and 7.3 percent, respectively.

CAPITAL RESOURCES

Insurance company operations require capital to support premium writings. The Company believes that its insurance company subsidiaries have sufficient capital to support their expected premium writings in 2003 after the issuance of the $36,000,000 of surplus notes to Employers Mutual.

As previously noted, all payments of interest and principal on the surplus notes must be approved in advance by the insurance commissioner of the state of domicile of the respective insurance company. Interest payments are due January 1 of each year and, like the principal amount of the notes, can only be paid out of surplus earnings of the respective companies. At December 31, 2002, the Company's subsidiaries had received approval for the payment of interest accrued on their surplus notes during 2001 and 2002.

The National Association of Insurance Commissioners (NAIC) maintains certain risk-based capital standards for property and casualty insurance companies. Risk-based capital requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2002, the Company's insurance subsidiaries had total adjusted statutory capital of $140,324,000, which is well in excess of the minimum risk-based capital requirement of $35,866,000.

A major source of cash flows for the Company is dividend payments from its insurance subsidiaries. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The Company received $6,250,000, $5,525,000 and $6,375,000 of dividends from its insurance subsidiaries and paid cash dividends to its stockholders totaling $6,828,000, $6,787,000 and $6,771,000 in 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company had no material commitments for capital expenditures.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which is effective for fiscal years ending after December 31, 2002. SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS 148 and elected to continue to follow the recognition and measurement principles of APB 25.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 addresses accounting for intangible assets, eliminates the amortization of goodwill and provides specific steps for testing the impairment of goodwill. SFAS 142 was effective for fiscal years beginning after December 15, 2001; however, the amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Other than the requirement to eliminate the amortization of the Company's carried goodwill, which amounted to $135,000 per year, adoption of these statements did not have an impact on the operating results of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this statement did not have any effect on the operating results of the Company.

DEVELOPMENTS IN INSURANCE REGULATION

In 1998, in a move to provide a consistent and comprehensive basis of statutory accounting for all insurance companies, the NAIC adopted a comprehensive Codification of Statutory Accounting Principles (Codification). Codification became effective in most states, including the states of domicile of the Company's insurance subsidiaries, on January 1, 2001, and replaced the then current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. The adoption of Codification resulted in changes to the accounting practices that the Company's insurance subsidiaries were using to prepare their statutory financial statements. One of the more significant changes was the recording of deferred income taxes. As a result of the adoption of Codification, the statutory surplus of the Company's insurance subsidiaries increased by approximately $9,110,000 on January 1, 2001.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current expectations and actual results of the Company may differ materially from such expectations. The risks and uncertainties that may affect the actual results of the Company include but are not limited to the following: catastrophic events and the occurrence of significant severe weather conditions; state and federal legislation and regulations; rate competition; changes in interest rates and the performance of financial markets; the adequacy of loss and settlement expense reserves, including asbestos and environmental claims; terrorist activities and federal solutions to make available insurance coverage for acts of terrorism; timely collection of amounts due under ceded reinsurance contracts; rating agency actions; and other risks and uncertainties inherent in the Company's business.

Management's Responsibility for Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying financial statements, as well as other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's estimates and judgments where necessary.

The Company's financial statements have been audited by Ernst & Young LLP, independent certified public accountants. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their report appears elsewhere in this annual report.

Management of the Company has established and continues to maintain a system of internal controls that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal controls provides for appropriate division of responsibility. Certain aspects of these systems and controls are tested periodically by the Company's internal auditors. Management considers the recommendations of its internal auditors and the independent auditors concerning the Company's internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2002, the Company's system of internal controls was adequate to accomplish the above objectives.

The Audit Committee of the Board of Directors, composed solely of outside directors, met during the year with management and the independent auditors to review and discuss audit findings and other financial and accounting matters. The independent auditors and the internal auditors have free access to the Audit Committee, with and without management present, to discuss the results of their audit work.

Bruce G. Kelley
President and
Chief Executive Officer

Mark E. Reese
Vice President and
Chief Financial Officer

Report of KPMG LLP, Independent Auditors

The Board of Directors and Stockholders
EMC Insurance Group Inc.:

We have audited the accompanying consolidated statements of income, comprehensive income, stockholders' equity and cash flows of EMC Insurance Group Inc. and Subsidiaries for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of EMC Insurance Group Inc. and Subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in The United States of America.

KPMG LLP

Des Moines, Iowa
February 27, 2001

Report of KPMG LLP, Independent Auditors

The Board of Directors and Stockholders
EMC Insurance Group Inc.:

We have audited the consolidated statements of income, comprehensive income, stockholders' equity and cash flows of EMC Insurance Group Inc. and Subsidiaries for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of EMC Insurance Group Inc. and Subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in The United States of America.

KPMG LLP

Des Moines, Iowa
February 27, 2001

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $61,639,037 and $35,502,755)	**$ 55,033,675**	$ 33,572,602
Securities available-for-sale, at fair value (amortized cost $459,844,928 and $384,410,393)	**485,855,966**	390,214,177
Fixed maturity securities on loan:		
Securities held-to-maturity, at amortized cost (fair value $0 and $35,962,133)	**-**	32,505,305
Securities available-for-sale, at fair value (amortized cost $0 and $27,325,968)	**-**	28,436,008
Equity securities available-for-sale, at fair value (cost $38,444,030 and $28,686,321)	**34,596,985**	33,322,767
Other long-term investments, at cost	**3,057,000**	-
Short-term investments, at cost	**29,650,230**	17,724,458
Total investments	**608,193,856**	535,775,317
Balances resulting from related party transactions with Employers Mutual:		
Reinsurance receivables	**11,582,136**	14,501,336
Prepaid reinsurance premiums	**2,442,899**	2,275,231
Intangible asset, defined benefit retirement plan	**1,411,716**	-
Other assets	**1,331,816**	1,170,655
Cash	**(119,097)**	558,073
Accrued investment income	**9,179,555**	8,659,008
Accounts receivable (net of allowance for uncollectible accounts of $7,297 and $573,502)	**772,944**	1,081,024
Income taxes recoverable	**213,504**	100,614
Deferred policy acquisition costs	**24,926,861**	21,363,528
Deferred income taxes	**13,986,172**	18,328,807
Goodwill, at cost less accumulated amortization of $2,616,234 and $2,616,234	**941,586**	941,586
Securities lending collateral	**-**	66,809,518
Total assets	**$674,863,948**	$671,564,697

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
LIABILITIES		
Balances resulting from related party transactions with Employers Mutual:		
Losses and settlement expenses	**$331,226,753**	$314,518,588
Unearned premiums	**115,746,814**	99,382,176
Other policyholders' funds	**1,035,622**	472,952
Surplus notes payable	**36,000,000**	25,000,000
Indebtedness to related party	**3,304,539**	2,684,418
Employee retirement plans	**10,014,349**	6,967,484
Other liabilities	**19,767,507**	15,271,938
Securities lending obligation	**-**	66,809,518
Total liabilities	**517,095,584**	531,107,074
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,399,050 shares in 2002 and 11,329,987 shares in 2001	**11,399,050**	11,329,987
Additional paid-in capital	**67,270,591**	66,013,203
Accumulated other comprehensive income	**14,218,330**	7,507,672
Retained earnings	**64,880,393**	55,606,761
Total stockholders' equity	**157,768,364**	140,457,623
Total liabilities and stockholders' equity	**$674,863,948**	$671,564,697

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

All balances presented below, with the exception of investment income, realized investment (losses) gains and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,		
	2002	2001	2000
REVENUES			
Premiums earned	**$297,043,033**	$265,279,858	$231,458,442
Investment income, net	**32,778,133**	30,969,630	29,006,316
Realized investment (losses) gains	**(3,159,201)**	800,582	1,557,870
Other income	**865,819**	774,169	1,473,113
	327,527,784	297,824,239	263,495,741
LOSSES AND EXPENSES			
Losses and settlement expenses	**207,057,856**	221,918,750	189,521,674
Dividends to policyholders	**2,977,154**	1,823,970	1,632,961
Amortization of deferred policy acquisition costs	**65,727,016**	55,687,015	51,288,479
Other underwriting expenses	**26,928,972**	22,739,913	18,479,492
Interest expense	**1,638,716**	11,055	-
Other expenses	**1,306,034**	1,185,415	1,508,523
	305,635,748	303,366,118	262,431,129
Income (loss) before income tax expense (benefit)	**21,892,036**	(5,541,879)	1,064,612
INCOME TAX EXPENSE (BENEFIT)			
Current	**5,061,093**	(142,405)	(307,677)
Deferred	**729,205**	(3,293,342)	(956,742)
	5,790,298	(3,435,747)	(1,264,419)
Net income (loss)	**$ 16,101,738**	$ (2,106,132)	$ 2,329,031
Net income (loss) per common share - basic and diluted	**$ 1.42**	$ (.19)	$ .21
Average number of shares outstanding - basic and diluted	**11,375,779**	11,312,063	11,284,885

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2002	2001	2000
Net income (loss)	**$ 16,101,738**	$ (2,106,132)	$ 2,329,031
OTHER COMPREHENSIVE INCOME			
Unrealized holding gains arising during the period, before deferred income tax expense	**7,454,522**	1,645,082	15,872,363
Deferred income tax expense	**2,609,079**	682,629	4,164,014
	4,845,443	962,453	11,708,349
Reclassification adjustment for losses (gains) included in net income (loss), before income tax (benefit) expense	**3,159,201**	(779,540)	(1,562,372)
Income tax (benefit) expense	**(1,105,720)**	272,839	531,206
	2,053,481	(506,701)	(1,031,166)
Adjustment for minimum pension liability	**(289,639)**	-	-
Deferred income tax benefit	**(101,373)**	-	-
	(188,266)	-	-
Other comprehensive income	**6,710,658**	455,752	10,677,183
Total comprehensive income (loss)	**$ 22,812,396**	$ (1,650,380)	$ 13,006,214

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2002	2001	2000
COMMON STOCK			
Beginning of year	**$ 11,329,987**	$ 11,294,220	$ 11,265,232
Issuance of common stock through stock option plans	**69,063**	35,767	28,988
End of year	**11,399,050**	11,329,987	11,294,220
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**66,013,203**	65,546,963	65,333,686
Issuance of common stock through stock option plans	**1,257,388**	466,240	213,277
End of year	**67,270,591**	66,013,203	65,546,963
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning of year	**7,507,672**	7,051,920	(3,625,263)
Minimum pension liability	**(188,266)**	-	-
Unrealized gains on available-for-sale securities	**6,898,924**	455,752	10,677,183
End of year	**14,218,330**	7,507,672	7,051,920
RETAINED EARNINGS			
Beginning of year	**55,606,761**	64,500,213	68,942,622
Net income (loss)	**16,101,738**	(2,106,132)	2,329,031
Cash dividends on common stock ($.60 per share in 2002, 2001 and 2000)	**(6,828,106)**	(6,787,320)	(6,771,440)
End of year	**64,880,393**	55,606,761	64,500,213
Total stockholders' equity	**$157,768,364**	$140,457,623	$148,393,316

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$16,101,738**	$(2,106,132)	$ 2,329,031
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Balances resulting from related party transactions with Employers Mutual:			
Losses and settlement expenses	**16,708,165**	28,029,560	19,975,004
Unearned premiums	**16,364,638**	13,822,959	8,687,285
Other policyholders' funds	**562,670**	(255,701)	(364,601)
Indebtedness of related party	**620,121**	6,484,089	(7,686,230)
Employee retirement plans	**2,475,961**	118,972	80,293
Reinsurance receivables	**2,919,200**	(2,575,981)	(795,990)
Prepaid reinsurance premiums	**(167,668)**	(330,132)	(664,535)
Amortization of deferred income	**-**	(78,212)	(80,619)
Deferred policy acquisition costs	**(3,563,333)**	(5,726,775)	(2,017,561)
Accrued investment income	**(520,547)**	(1,313,645)	(458,424)
Accrued income taxes:			
Current	**(112,890)**	635,297	801,089
Deferred	**729,205**	(3,293,342)	(956,742)
Realized investment losses (gains)	**3,159,201**	(800,582)	(1,557,870)
Accounts receivable	**308,084**	(807,010)	3,019,523
Other, net	**2,988,881**	3,403,024	1,209,447
	42,471,688	37,312,521	19,190,069
Balances resulting from related party transactions with Employers Mutual:			
Cash provided by the property and casualty insurance subsidiaries' change in recording of full-term premium amount on policies billed on an installment basis	**-**	11,880,803	-
Net cash provided by operating activities	**$58,573,426**	$47,087,192	$21,519,100

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2002	2001	2000
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 11,074,685**	$ 49,692,313	$ 11,529,551
Purchases of fixed maturity securities available-for-sale ..	**(231,511,754)**	(166,403,259)	(52,060,772)
Disposals of fixed maturity securities available-for-sale ..	**180,717,143**	44,693,688	27,499,407
Purchases of equity securities available-for-sale	**(43,930,432)**	(26,769,001)	(23,203,788)
Disposals of equity securities available-for-sale	**33,884,190**	27,388,659	23,451,046
Purchase of other long-term investments	**(4,057,004)**	-	-
Disposals of other long-term investments	**1,000,004**	-	-
Net (purchases) sales of short-term investments	**(11,925,773)**	5,663,568	(3,223,821)
Net cash used in investing activities	**(64,748,941)**	(65,734,032)	(16,008,377)
CASH FLOWS FROM FINANCING ACTIVITIES			
Balances resulting from related party transactions with Employers Mutual:			
Issuance of common stock	**1,326,451**	502,007	242,265
Dividends paid to Employers Mutual	**(5,423,042)**	(5,275,938)	(5,013,592)
Issuance of surplus notes	**11,000,000**	25,000,000	-
Dividends paid to stockholders ...	**(1,405,064)**	(1,511,382)	(1,757,848)
Net cash provided (used) in financing activities	**5,498,345**	18,714,687	(6,529,175)
Net (decrease) increase in cash	**(677,170)**	67,847	(1,018,452)
Cash at beginning of year	**558,073**	490,226	1,508,678
Cash at end of year	**$ (119,097)**	$ 558,073	$ 490,226
Income taxes paid (recovered)	**$ 4,755,010**	$ (778,316)	$ (1,108,766)
Interest paid (received)	**$ 19,232**	$ (79,232)	$ (23,722)

See accompanying Notes to Consolidated Financial Statements

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., a 79.9 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. About one-half of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, Farm and City Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Certain costs of acquiring new business, principally commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred. Such deferred costs are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net written premiums subject to policyholder dividends represented approximately 49 percent of the Company's total net written premiums in 2002. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

The liabilities for losses and settlement expenses are considered adequate to cover the ultimate net cost of losses and claims incurred to date. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds and are carried at cost.

The Company's carrying value for investments is reduced to its estimated realizable value if a decline in the fair value is deemed "other than temporary." Such reductions in carrying value are recognized as realized losses and are charged to income. Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized gains and losses on disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2002 and 2001 are securities on deposit with various regulatory authorities as required by law amounting to $12,648,887 and $12,448,310, respectively.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company requires initial collateral equal to 102 percent of the market value of the loaned securities. The collateral is invested by the lending agent, in accordance with the Company's guidelines, and generates fee income for the Company that is recognized ratably over the time period the security is on loan. The securities on loan to others are segregated from the other invested assets on the Company's balance sheet. In accordance with the relevant accounting literature, the collateral held by the Company is accounted for as a secured borrowing and is recorded as an asset on the Company's balance sheet with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities. The securities lending program was temporarily suspended at December 31, 2002 to eliminate financial ratio concerns expressed by certain regulatory authorities.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities. The Company expects to become an 80 percent owned subsidiary of Employers Mutual in 2003. At that time the Company will begin filing a consolidated tax return with Employers Mutual and its subsidiaries.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for any shares issued under these plans. Under the terms of the pooling agreement (see note 2), stock option expense is allocated to the Company as determined on a statutory basis of accounting; however, for these GAAP basis financial statements the Company accounts for the stock option plans using the intrinsic value method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB 25, no compensation expense is recognized from the operation of Employers Mutual's stock option plans since the exercise price of the options is equal to the fair value of the stock on the date of grant.

Prior to 2002, the Company had concluded that it was not subject to the accounting requirements of APB 25 since it receives the current fair value for any common stock issued under Employers Mutual's stock option plans. As a result, the Company was recognizing as compensation expense its pool participation share of the stock option expense recorded by Employers Mutual for these plans. During 2002, the Company concluded that it is subject to the accounting requirements of APB 25 and, accordingly, should not be recognizing compensation expense from Employers Mutual's stock option plans as discussed above. Accordingly, during 2002 the Company reversed the accrual for stock option expense allocated to it by Employers Mutual, resulting in $349,273 of pre-tax income. Pre-tax compensation expense recognized in the Company's financial statements for the years 2001 and 2000 amounted to $354,703 and $66,943, respectively. Since these amounts are not material, the financial statements for those years have not been restated.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which is effective for fiscal years ending after December 15, 2002. SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS 148 and elected to continue to follow the recognition and measurement principles of APB 25.

The following table illustrates the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to Employers Mutual's stock option plans:

	2002	2001	2000
Net income (loss), as reported	**$16,101,738**	$(2,106,132)	$2,329,031
Add: Compensation expense recognized in net income (loss)	-	230,557	44,182
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**18,992**	16,287	14,410
Pro forma net income (loss)	**$16,082,746**	$(1,891,862)	$2,358,803
Net income (loss) per share:			
Basic and diluted - As reported	**$1.42**	$(0.19)	$0.21
Basic and diluted - Pro forma	**$1.41**	$(0.17)	$0.21

The weighted average fair value of options granted amounted to $3.28, $1.59 and $.83 for 2002, 2001 and 2000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants:

	2002	2001	2000
Dividend yield	**3.28%**	5.22%	6.49%
Expected volatility	**.218**	.215	.159
Risk-free interest rate	**4.37%**	4.78%	6.14%
Expected life (years)	**5**	5	5

Net Income (loss) Per Share - Basic and Diluted

The Company's basic and diluted net income (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each year. As previously noted, the Company receives the current fair value for any shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2002, 2001 and 2000 that would have been dilutive to net income (loss) per share.

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 eliminated the amortization of goodwill, which represents the excess of cost over the fair value of net assets of acquired subsidiaries, and provides specific steps for testing the impairment of goodwill. The initial adoption of SFAS 142 did not have an impact on the operating results of the Company. The annual impairment test was completed in the fourth quarter of 2002 and goodwill was not deemed to be impaired.

Prior to January 1, 2002, goodwill was being amortized on a straight-line basis over 25 years. The Company reviewed the recoverability of the unamortized balance of goodwill on a periodic basis using projected cash flows. Goodwill amortization expense amounted to approximately $135,000 ($87,000 after tax) per year. Due to the immaterial amounts involved, the Company has not presented prior year net income or earnings per share information that has been adjusted to exclude this expense.

Reclassifications

Certain amounts previously reported in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company's property and casualty insurance subsidiaries is 23.5 percent. Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool. The pooling agreement is continuous, but may be amended or terminated at the end of any calendar year as to any one or more parties.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual's direct insurance business, nor any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $76,203,278, $66,287,442 and $47,530,111 in 2002, 2001 and 2000, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $18,117,058, $15,892,684 and $10,795,106 in 2002, 2001 and 2000, respectively.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. Total override commission paid to Employers Mutual amounted to $3,429,148, $2,982,935 and $2,138,855 in 2002, 2001 and 2000, respectively. Employers Mutual retained losses and settlement expenses under this agreement totaling $1,186,598 in 2002, $14,442,561 in 2001 and $373,847 in 2000. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $3,247,969, $2,495,794 and $2,122,248 in 2002, 2001 and 2000, respectively.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to the subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage and number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $1,765,179, $2,040,822 and $1,674,704 in 2002, 2001 and 2000, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $56,897,066, $51,041,812 and $46,796,784 in 2002, 2001 and 2000, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $559,136, $494,142 and $462,068 in 2002, 2001 and 2000, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2002, reinsurance ceded to two nonaffiliated reinsurers aggregated $5,800,768, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' pool participation percentage of amounts ceded by Employers Mutual to these organizations in connection with its role as "service carrier". Under these arrangements, Employers Mutual writes business for these organizations on a direct basis and then cedes 100 percent of this business to these organizations. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2002 is presented below.

	Year ended December 31,		
	2002	2001	2000
Premiums written			
Direct	**$235,596,547**	$272,027,823	$249,896,499
Assumed from nonaffiliates	**3,985,370**	1,898,509	1,220,442
Assumed from affiliates (note 11)	**320,940,551**	299,990,245	244,762,032
Ceded to nonaffiliates	**(11,089,041)**	(11,189,227)	(8,347,822)
Ceded to affiliates	**(235,596,547)**	(272,027,823)	(249,896,499)
Net premiums written	**$313,836,880**	$290,699,527	$237,634,652
Premiums earned			
Direct	**$241,939,466**	$255,764,274	$245,078,165
Assumed from nonaffiliates	**3,501,616**	1,786,132	1,194,835
Assumed from affiliates	**304,462,790**	274,352,821	237,946,894
Ceded to nonaffiliates	**(10,921,373)**	(10,859,095)	(7,683,287)
Ceded to affiliates	**(241,939,466)**	(255,764,274)	(245,078,165)
Net premiums earned	**$297,043,033**	$265,279,858	$231,458,442
Losses and settlement expenses incurred			
Direct	**$165,218,514**	$221,314,633	$208,604,970
Assumed from nonaffiliates	**2,876,808**	1,336,824	400,360
Assumed from affiliates	**206,614,356**	227,650,959	194,017,734
Ceded to nonaffiliates	**(2,433,308)**	(7,069,033)	(4,896,420)
Ceded to affiliates	**(165,218,514)**	(221,314,633)	(208,604,970)
Net losses and settlement expenses incurred	**$207,057,856**	$221,918,750	$189,521,674

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2002	2001	2000
Gross reserves at beginning of year	**$314,518,588**	$286,489,028	$266,514,024
Ceded reserves at beginning of year	**(11,848,597)**	(11,224,797)	(10,260,815)
Net reserves at beginning of year ..	**302,669,991**	275,264,231	256,253,209
Incurred losses and settlement expenses			
Provision for insured events of the current year	**200,059,798**	216,752,003	191,425,036
Increase (decrease) in provision for insured events of prior years	**6,998,058**	5,166,747	(1,903,362)
Total incurred losses and settlement expenses	**207,057,856**	221,918,750	189,521,674
Payments			
Losses and settlement expenses attributable to insured events of the current year	**81,124,276**	94,983,112	82,912,082
Losses and settlement expenses attributable to insured events of prior years	**107,744,442**	99,529,878	87,598,570
Total payments	**188,868,718**	194,512,990	170,510,652
Net reserves at end of year	**320,859,129**	302,669,991	275,264,231
Ceded reserves at end of year	**10,367,624**	11,848,597	11,224,797
Gross reserves at end of year	**$331,226,753**	$314,518,588	$286,489,028

Underwriting results of the Company are significantly influenced by estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. The Company experienced adverse development on prior years' reserves in both the property and casualty insurance segment and the reinsurance segment during 2002, which contributed to the increase in losses and settlement expenses. For the property and casualty insurance segment, the December 31, 2002 estimate of loss and settlement expense reserves for accident years 2001 and prior increased $4,645,194 from the estimate at December 31, 2001. This increase represents 2.1% of the December 31, 2001 carried reserves and is primarily attributable to three sources: direct IBNR reserves, involuntary pools and contingent salary plan reserves. With regard to direct IBNR reserves, the methodology utilized to establish these reserves assumes consistency in claims reporting patterns. However, in recent years emerged IBNR losses have increased as a percentage of earned premiums. As a result of these actuarial indications, the Company strengthened direct IBNR reserves by $3,564,000 in 2002, $1,697,000 of which was allocated to accident years 2001 and prior. In addition, the Company established $2,068,705 of additional IBNR asbestos reserves at December 31, 2002 based on the results of a recently completed study of the Company's asbestos exposures, all of which was allocated to accident years 2001 and prior. As previously noted, the Company books the reserves reported by the management of the involuntary pools and in 2002 these bookings resulted in modest upward development of $353,000. Finally, Employers Mutual implemented a contingent salary plan in 2002 and $376,000 of the reserve established for this plan at December 31, 2002 was allocated to settlement expenses for accident years 2001 and prior.

For the reinsurance segment, the December 31, 2002 estimate of loss and settlement expense reserves for accident years 2001 and prior increased $2,352,864 from the estimate at December 31, 2001. This increase represents 2.6% of the December 31, 2001 carried reserves. Virtually all of the increase arose from the MRB pool, for which the Company books the reserves established and reported by the pool. The carried MRB reserves at December 31, 2001 were above the midpoint of the actuarial range of estimates. However, reported losses and settlement expenses during pool year 2002 exceeded by approximately $1,249,792 the amounts predicted by the actuarial analysis. In addition, management of the MRB pool increased the IBNR reserves for prior years by $345,800. Finally, the losses and settlement expenses reported during January 2002 exceeded by $762,000 the IBNR reserve established at December 31, 2001 to cover the one-month reporting lag.

The Company has historically experienced favorable development in its reserves and its reserving practices have not changed; however, the amount of development experienced will fluctuate from year to year as individual claims are settled and new information becomes available on open claims.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $219,000 per year over the past five years. During 2002, the Company re-evaluated the estimated ultimate losses for direct asbestos and environmental exposures. Based on this re-evaluation, the Company reallocated $752,000 of bulk IBNR reserves and $324,303 of settlement expense reserves to these exposures. In addition, the Company took a proactive approach to evaluate the adequacy of its asbestos reserves and commissioned a "ground-up" study to better quantify its exposure to asbestos liabilities. This study concluded that the Company's exposure for direct asbestos claims ranged from $1,000,000 to $5,100,000, with a point estimate of $3,000,000. Based on this study, the Company elected to increase the IBNR reserves carried for direct asbestos exposures by $2,068,705 at December 31, 2002, to $2,985,402. The study and its results assume no improvement in the current asbestos litigation environment; however, federal legislation currently being considered could reduce the ultimate losses from asbestos litigation below the levels currently being projected for the industry. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $5,526,943 and $2,565,515 at December 31, 2002 and 2001, respectively.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after the policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, the social and political conditions, and the claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2002, 2001 and 2000.

Statutory surplus of the Company's insurance subsidiaries was $140,323,534 and $128,735,605 at December 31, 2002 and 2001, respectively. Statutory net income (loss) of the Company's insurance subsidiaries was $13,729,028, ($8,289,542) and ($1,599,085) for 2002, 2001 and 2000, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2002, the Company's insurance subsidiaries had total adjusted statutory capital of $140,323,534, which is well in excess of the minimum risk-based capital requirement of $35,865,587.

Retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis. At December 31, 2002, $16,784,451 was available for distribution to the Company in 2003 without prior approval.

In 1998, the NAIC adopted a comprehensive Codification of Statutory Accounting Principles (Codification) to replace the Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. Codification is intended to provide a consistent and comprehensive basis of statutory accounting for all insurance companies and became effective in most states, including the states of domicile of the Company's insurance subsidiaries, on January 1, 2001. The adoption of Codification resulted in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory financial statements. One of the more significant changes was the recording of deferred income taxes. As a result of the adoption of Codification, the statutory surplus of the Company's insurance subsidiaries increased by approximately $9,110,000 on January 1, 2001.

7. *SEGMENT INFORMATION*

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2002	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$225,013,076	$ 72,029,957	$ -	$297,043,033
Underwriting loss	(3,621,656)	(2,026,309)	-	(5,647,965)
Net investment income ...	23,517,163	9,147,127	113,843	32,778,133
Realized (losses) gains	(2,154,246)	(1,010,268)	5,313	(3,159,201)
Interest expense	(1,345,153)	(293,563)	-	(1,638,716)
Other income	865,819	-	-	865,819
Other expenses	(869,346)	-	(436,688)	(1,306,034)
Income (loss) before income tax expense (*benefit*)	$ 16,392,581	$ 5,816,987	$ (317,532)	$ 21,892,036
Assets	$490,583,702	$181,401,782	$158,010,734	$829,996,218
Eliminations	-	-	(154,552,425)	(154,552,425)
Reclassifications	-	(579,845)	-	(579,845)
Net assets	$490,583,702	$180,821,937	$ 3,458,309	$674,863,948

Year ended December 31, 2001	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$203,392,845	$ 61,887,013	$ -	$265,279,858
Underwriting loss	(26,828,133)	(10,061,657)	-	(36,889,790)
Net investment income	22,457,799	8,317,505	194,326	30,969,630
Realized gains	681,349	119,233	-	800,582
Interest expense	(11,055)	-	-	(11,055)
Other income	695,957	78,212	-	774,169
Other expenses	(746,728)	-	(438,687)	(1,185,415)
Loss before income tax benefit	$ (3,750,811)	$ (1,546,707)	$ (244,361)	$ (5,541,879)
Assets	$514,376,179	$157,360,388	$140,659,584	$812,396,151
Eliminations	-	-	(137,738,931)	(137,738,931)
Reclassifications	-	(3,092,523)	-	(3,092,523)
Net assets	$514,376,179	$154,267,865	$ 2,920,653	$671,564,697

Year ended December 31, 2000	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$184,985,620	$ 46,472,822	$ -	$231,458,442
Underwriting loss	(22,280,746)	(7,183,418)	-	(29,464,164)
Net investment income	20,787,679	7,873,040	345,597	29,006,316
Realized gains	1,242,233	315,101	536	1,557,870
Other income	1,392,494	80,619	-	1,473,113
Other expenses	(1,106,996)	-	(401,527)	(1,508,523)
Income (loss) before income tax (benefit) expense	$ 34,664	$ 1,085,342	$ (55,394)	$ 1,064,612

8. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2002 and 2001 are as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2002				
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 49,956,691	$ 6,190,424	$ -	$ 56,147,115
Mortgage-backed securities	5,076,984	414,938	-	5,491,922
Total securities held-to-maturity	$ 55,033,675	$ 6,605,362	$ -	$ 61,639,037
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$110,033,485	$ 1,354,496	$ (6,934)	$111,381,047
Obligations of states and political subdivisions	81,425,249	5,706,479	(15,640)	87,116,088
Mortgage-backed securities	12,594,103	1,047,853	-	13,641,956
Debt securities issued by foreign governments	6,483,656	1,104,054	-	7,587,710
Public utilities	46,979,003	2,431,362	(303,457)	49,106,908
Corporate securities	202,329,432	18,388,758	(3,695,933)	217,022,257
Total fixed maturity securities	459,844,928	30,033,002	(4,021,964)	485,855,966
Equity securities:				
Common stocks	37,944,030	1,472,034	(5,277,079)	34,138,985
Non-redeemable preferred stocks	500,000	-	(42,000)	458,000
Total equity securities	38,444,030	1,472,034	(5,319,079)	34,596,985
Total securities available-for-sale	$498,288,958	$31,505,036	$(9,341,043)	$520,452,951

December 31, 2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 57,443,480	$ 4,938,670	$ -	$ 62,382,150
Mortgage-backed securities	8,634,427	448,311	-	9,082,738
Total securities held-to-maturity	$ 66,077,907	$ 5,386,981	$ -	$ 71,464,888
Securities available-for-Sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 53,080,155	$ 171,555	$ (80,651)	$ 53,171,059
Obligations of states and political subdivisions	77,746,658	2,528,902	(510,260)	79,765,300
Mortgage-backed securities	24,993,733	1,234,960	-	26,228,693
Debt securities issued by foreign governments	6,481,973	662,892	-	7,144,865
Public utilities	59,510,559	578,124	(1,182,696)	58,905,987
Corporate securities	189,923,283	5,741,902	(2,230,904)	193,434,281
Total fixed maturity securities	411,736,361	10,918,335	(4,004,511)	418,650,185
Equity securities:				
Common stocks	27,689,811	6,190,284	(1,492,393)	32,387,702
Non-redeemable preferred stocks	996,510	6,055	(67,500)	935,065
Total equity securities	28,686,321	6,196,339	(1,559,893)	33,322,767
Total securities available-for-sale	$440,422,682	$17,114,674	$(5,564,404)	$451,972,952

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	43,973,773	49,782,810
Due after five years through ten years	4,985,531	5,313,205
Due after ten years	997,387	1,051,100
Mortgage-backed securities	5,076,984	5,491,922
Totals	$ 55,033,675	$ 61,639,037
Securities available-for-sale:		
Due in one year or less	$ 55,668,261	$ 55,717,130
Due after one year through five years	24,992,053	26,572,980
Due after five years through ten years	105,727,344	116,605,900
Due after ten years	260,863,167	273,318,000
Mortgage-backed securities	12,594,103	13,641,956
Totals	$459,844,928	$485,855,966

The mortgage-backed securities shown in the above table include $17,059,099 of securities issued by government corporations and agencies and $611,988 of collateralized mortgage obligations (CMOs). CMOs are securities backed by mortgages on real estate, which come due at various times. The Company has attempted to minimize the prepayment risks associated with mortgage-backed securities by not investing in "principal only" and "interest only" CMOs. The CMOs that the Company has invested in are designed to reduce the risk of prepayment by providing predictable principal payment schedules within a designated range of prepayments. Investment yields may vary from those anticipated due to changes in prepayment patterns of the underlying collateral.

A summary of realized investment gains and losses is as follows:

	Year ended December 31,		
	2002	2001	2000
Fixed maturity securities held-to-maturity: (1)			
Gross realized investment gains	$ -	$ 21,042	$ 536
Gross realized investment losses	-	-	(5,038)
Fixed maturity securities available-for-sale: (2)			
Gross realized investment gains	**960,705**	235,515	1,074,068
Gross realized investment losses	**(3,831,374)**	(19,039)	(7,237)
Equity securities available-for-sale:			
Gross realized investment gains	**4,654,622**	4,050,256	3,911,717
Gross realized investment losses	**(4,943,154)**	(3,487,192)	(3,416,176)
Totals	**$(3,159,201)**	$ 800,582	$1,557,870

(1) Investment gains and losses realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

(2) Investment losses realized on fixed maturity securities available-for-sale for the year ended December 31, 2002 include "other than temporary" security impairment write-downs totaling $3,821,466.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

During 2000, the Company sold approximately $14,000,000 of investments in tax-exempt fixed maturity securities available-for-sale and reinvested the proceeds into taxable fixed maturity securities available-for-sale that pay a higher interest rate. This change in asset allocation was implemented to increase the Company's after-tax rate of return on its investment portfolio. Realized investment gains from the disposal of these tax-exempt fixed maturity securities amounted to $531,352.

A summary of net investment income is as follows:

	Year ended December 31,		
	2002	2001	2000
Interest on fixed maturities	**$31,909,946**	$29,507,515	$27,857,760
Dividends on equity securities	**605,079**	551,066	494,941
Interest on short-term investments	**690,046**	1,425,167	1,114,717
Interest on long-term investments	**103,763**	-	-
Fees from securities lending	**120,489**	132,905	96,709
Total investment income	**33,429,323**	31,616,653	29,564,127
Investment expenses	**(651,190)**	(647,023)	(557,811)
Net investment income	**$32,778,133**	$30,969,630	$29,006,316

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2002	2001	2000
Fixed maturity securities	**$ 19,097,214**	$ 2,206,640	$ 12,246,089
Applicable deferred income tax expense	**6,684,025**	819,396	4,163,670
Total fixed maturity securities	**12,413,189**	1,387,244	8,082,419
Equity securities	**(8,483,491)**	(1,341,098)	2,063,902
Applicable deferred income tax (benefit) expense	**(2,969,226)**	(409,606)	701,728
Total equity securities	**(5,514,265)**	(931,492)	1,362,174
Deferred income tax valuation allowance	**-**	-	(1,232,590)
Total available-for-sale securities	**$ 6,898,924**	$ 455,752	$ 10,677,183

9. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2002 and 2001 are as follows:

	Year ended December 31, 2002	2001
Loss reserve discounting	**$15,730,089**	$15,487,210
Unearned premium reserve limitation	**7,993,385**	6,520,646
Postretirement benefits	**2,364,160**	2,187,059
Other policyholders' funds payable	**362,468**	165,533
Net operating loss carry forward	**-**	3,481,087
Minimum tax credit	**1,730,815**	2,158,360
Impairment losses on investments	**1,337,513**	-
Other, net	**1,789,128**	457,464
Total deferred income tax asset	**31,307,558**	30,457,359
Deferred policy acquisition costs	**(8,724,401)**	(7,477,235)
Net unrealized holding gains	**(7,757,397)**	(4,042,595)
Other, net	**(839,588)**	(608,722)
Total deferred income tax liability	**(17,321,386)**	(12,128,552)
Net deferred income tax asset	**$13,986,172**	$18,328,807

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 differed from the "expected" tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent (34 percent for 2000) to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31, 2002	2001	2000
Computed "expected" tax expense (benefit)	**$ 7,662,213**	$(1,939,658)	$ 361,968
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(1,441,502)**	(1,509,839)	(1,673,566)
Change in accrual of prior year taxes	**-**	-	(470,000)
Other, net	**(430,413)**	13,750	517,179
Income tax expense (benefit)	**$ 5,790,298**	$(3,435,747)	$(1,264,419)

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Year ended December 31, 2002	2001	2000
Income tax expense (benefit) on:			
Operations	**$ 5,790,298**	$(3,435,747)	$(1,264,419)
Unrealized holding gains (losses) on revaluation of securities available-for-sale	**3,714,799**	409,790	3,632,808
Minimum pension liability	**(101,373)**	-	-
Comprehensive income tax expense (benefit)	**$ 9,403,724**	$(3,025,957)	$ 2,368,389

10. SURPLUS NOTES

On June 27, 2002, the Company's reinsurance subsidiary issued a surplus note in the amount of $11,000,000 to Employers Mutual. The surplus note bears an annual interest rate of 5.25 percent and does not have a maturity date. Payment of interest and repayment of principal can only be repaid out of the reinsurance subsidiary's statutory surplus earnings and is subject to approval by the Iowa Insurance Commissioner. The surplus note is subordinate and junior in right of payment to all obligations or liabilities of the reinsurance subsidiary. Interest expense on this surplus note amounted to $293,563 for 2002.

On December 28, 2001, three of the Company's property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 to Employers Mutual. The surplus notes bear an annual interest rate of 5.38 percent and do not have a maturity date. Payment of interest and repayment of principal can only be repaid out of the issuing company's statutory surplus earnings and is subject to approval by the Insurance Commissioner of the issuing company's state of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the issuing company. Interest expense on these surplus notes amounted to $1,345,153 for 2002 and $11,055 for 2001.

11. INSTALLMENT BASIS PREMIUMS

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,423, invested assets increased $11,880,803 and the Company incurred $1,706,181 of commission expense and $297,439 of premium tax expense. These expenses were offset by a $3,054,573 increase in deferred policy acquisition costs, resulting in $1,050,953 of non-recurring income.

12. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various benefit plans, including a defined benefit retirement plan and two postretirement benefit plans. Although the Company has no employees of its own, under the terms of the pooling agreement as described in note 2, the Company is responsible for its pool participation share of Employers Mutual's benefit plan expenses and related benefit plan prepaid assets and liabilities. Accordingly, the Company's consolidated balance sheets reflect such benefit plan assets and liabilities, including a minimum pension liability at December 31, 2002.

Employers Mutual's defined benefit retirement plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after five years of service. It is Employers Mutual's policy to fund pension costs according to regulations provided under the Internal Revenue Code. Assets held in the plan are a mix of equity, debt and guaranteed interest securities and real estate funds.

Employers Mutual also offers postretirement benefit plans, which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual or its subsidiaries. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains two Voluntary Employee Beneficiary Association (VEBA) trusts, which accumulate funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trusts are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits. Assets held in the VEBA trusts are primarily invested in life insurance products purchased from Employers Modern Life Company, a subsidiary of Employers Mutual.

The following table sets forth the funded status of the Employers Mutual defined benefit retirement plan and postretirement benefit plans as of December 31, 2002 and 2001, based upon a measurement date of November 1, 2002 and 2001, respectively:

	Defined benefit plan		Postretirement plans	
	2002	2001	2002	2001
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 98,008,250	$88,601,838	$ 46,759,000	$ 34,715,000
Service cost	5,299,831	4,885,731	2,964,000	2,299,000
Interest cost	6,576,584	6,640,491	3,223,000	2,644,000
Actuarial loss	6,769,141	5,242,814	14,954,000	8,406,000
Benefits paid	(4,960,786)	(8,069,721)	(1,591,000)	(1,305,000)
Amendments	97,049	707,097	-	-
Projected benefit obligation at end of year	111,790,069	98,008,250	66,309,000	46,759,000
Change in plan assets:				
Fair value of plan assets at beginning of year	83,408,910	95,116,686	5,937,000	3,353,000
Actual return on plan assets	(1,240,498)	(3,638,055)	326,000	214,000
Employer contributions	4,990,740	-	8,065,000	3,675,000
Benefits paid	(4,960,786)	(8,069,721)	(1,591,000)	(1,305,000)
Fair value of plan assets at end of year	82,198,366	83,408,910	12,737,000	5,937,000
Funded status	(29,591,703)	(14,599,340)	(53,572,000)	(40,822,000)
Unrecognized net actuarial loss	21,963,572	7,209,026	21,438,000	6,442,000
Unrecognized prior service costs	4,899,114	5,586,284	-	535,000
Employer contributions	-	-	-	4,090,000
Net amount recognized	$(2,729,017)	$(1,804,030)	$(32,134,000)	$(29,755,000)
Amounts recognized in the statement of financial position consist of:				
Accrued benefit liability	$(8,633,268)	$(1,804,030)	$(32,134,000)	$(29,755,000)
Intangible asset	4,899,114	-	-	-
Accumulated other comprehensive income	1,005,137	-	-	-
Net amount recognized	$(2,729,017)	$(1,804,030)	$(32,134,000)	$(29,755,000)

The components of net periodic pension cost for the Employers Mutual defined benefit retirement plan is as follows:

	Year ended December 31,		
	2002	2001	2000
Service cost	**$ 5,299,831**	$ 4,885,731	$ 4,599,973
Interest cost	**6,576,584**	6,640,491	6,097,377
Expected return on plan assets	**(6,744,907)**	(7,836,882)	(7,436,949)
Recognized net actuarial gain	**-**	-	(164,619)
Amortization of initial net asset	**-**	-	(755,787)
Amortization of prior service costs	**784,219**	781,043	563,914
Net periodic pension benefit cost	**$ 5,915,727**	$ 4,470,383	$ 2,903,909

The weighted average discount rate used to measure the projected benefit obligation was 6.50 percent for 2002, 7.00 for 2001 and 7.75 percent for 2000. The assumed long-term rate of return on plan assets was 8.00 percent for 2002 and 8.50 percent for 2001 and 2000. The rate of increase in future compensation levels used in measuring the projected benefit obligation was 5.93 percent in 2002 and 5.96 percent in 2001 and 2000.

Pension liabilities reflected in the Company's financial statements totaled $2,487,560 (including $1,701,355 of additional minimum liability) in 2002 and $570,096 in 2001. At December 31, 2002, the Company's financial statements also reflect an intangible asset associated with the pension plan of $1,411,716. The $289,639 difference between the additional minimum liability and the intangible asset is reflected as other comprehensive loss in the Company's stockholders' equity. Pension expense allocated to the Company amounted to $1,406,306, $1,060,259 and $691,007 in 2002, 2001 and 2000, respectively.

The components of net periodic postretirement benefit cost for the Employers Mutual postretirement benefit plans is as follows:

	Year ended December 31,		
	2002	2001	2000
Service cost	**$ 2,964,000**	$ 2,299,000	$ 2,066,000
Interest cost	**3,223,000**	2,644,000	2,396,000
Expected return on assets	**(518,000)**	(318,000)	(140,000)
Amortization of net loss (gain)	**150,000**	(1,000)	(16,000)
Amortization of prior service costs	**535,000**	571,000	571,000
Net periodic postretirement benefit cost	**$ 6,354,000**	$ 5,195,000	$ 4,877,000

The assumed weighted average annual rate of increase in the per capita cost of covered health care benefits (i.e. the health care cost trend rate) for 2002 is 12.00 percent, and is assumed to decrease gradually to 5.00 percent in 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage-point increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by $11,362,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002 by $1,254,000. A one-percentage-point decrease in the assumed health care cost trend rate for each future year would decrease the accumulated postretirement benefit obligation as of December 31, 2002 by $9,014,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002 by $977,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.50 percent in 2002, 7.00 percent 2001 and 7.75 percent for 2000. The assumed long-term rate of return on plan assets was 5.00 percent in 2002 and 6.00 percent for 2001 and 2000.

Postretirement benefit liabilities reflected in the Company's financial statements totaled $7,526,789 in 2002 and $6,967,484 in 2001. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2002, 2001 and 2000 was $1,486,724, $1,214,255 and $1,138,231, respectively.

The Company participates in several other retirement plans sponsored by Employers Mutual, including a 401(k) Plan, an Executive Non Qualified Excess Plan, an Excess Retirement Benefit Agreement and a Supplemental Executive Retirement Plan. The Company's share of expenses for these plans amounted to $703,555, $379,988 and $404,400 in 2002, 2001 and 2000, respectively.

13. STOCK PLANS

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its incentive stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Incentive Stock Option Plans

Employers Mutual maintains two separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 600,000 shares have been reserved for the 1982 Employers Mutual Casualty Company Incentive Stock Option Plan (1982 Plan) and a total of 500,000 shares of the Company's common stock were initially reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan). Effective January 30, 1998, an additional 500,000 shares were registered under the 1993 Plan.

There is a ten year time limit for granting options under the plans. Options can no longer be granted under the 1982 Plan and the time period for granting options under the 1993 Plan expired on December 31, 2002. Options granted under the plans have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") is the administrator of the plans. Option prices are determined by the Committee but cannot be less than the fair value of the stock on the date of grant.

During 2002, 65,900 options were granted under the 1993 Plan to eligible participants at a price of $18.30 and 98,864 options were exercised under the plans at prices ranging from $14.32 to $22.66. A summary of the activity under Employers Mutual's incentive stock option plans for 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	723,378	$10.84	809,882	$10.71	595,255	$11.22
Granted	65,900	18.30	10,700	11.38	265,775	9.25
Exercised	(98,864)	10.26	(85,377)	9.58	(47,748)	8.94
Expired	(11,657)	10.88	(11,827)	11.28	(3,400)	10.75
Outstanding, end of year	678,757	11.65	723,378	10.84	809,882	10.71
Exercisable, end of year	404,807	$11.35	407,108	$11.18	390,447	$10.82

	December 31, 2002				
	Options Outstanding			Options Exercisable	
Range of option exercise prices	Number outstanding	Weighted-average exercise price	Weighted-average remaining contractual life	Number exercisable	Weighted-average exercise price
$ 8.81 - $10.00	340,496	$ 9.36	5.41	185,306	$ 9.45
11.38 - 12.69	145,613	12.38	5.26	109,333	12.38
13.25 - 18.30	192,648	15.16	5.30	110,168	13.51
	678,757	11.65	5.35	404,807	11.35

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock purchased, which is fully vested on the date purchased. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $6,817, $6,889 and $12,749 in 2002, 2001 and 2000, respectively.

During 2002, a total of 11,716 options were exercised at prices of $14.95 and $15.10. Activity under the plan was as follows:

	Year ended December 31,		
	2002	2001	2000
Shares available for purchase, beginning of year	**313,755**	327,489	352,354
Shares purchased under plan	**(11,716)**	(13,734)	(24,865)
Shares available for purchase, end of year	**302,039**	313,755	327,489

Non-Employee Director Stock Purchase Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan. All non-employee directors of Employers Mutual and its subsidiaries who are not serving on the "Disinterested Director Committee" of the Board as of the beginning of the option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2002 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. During 2002, a total of 1,961 options were exercised at a price of $12.24. Expenses allocated to the Company in connection with this plan totaled $0, $5,819 and $5,916 in 2002, 2001 and 2000, respectively. Activity under the plan was as follows:

	Year ended December 31,		
	2002	2001	2000
Shares available for purchase, beginning of year	**143,158**	143,158	152,190
Shares purchased under plan	**(1,961)**	-	(9,032)
Shares available for purchase, end of year	**141,197**	143,158	143,158

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Since the third quarter of 1998, all shares of common stock issued under the plan have been purchased in the open market through the Company's transfer agent. On September 15, 2000, an additional 1,000,000 shares of stock were registered for issuance under the dividend reinvestment plan. Employers Mutual participated in the Dividend Reinvestment Plan during 2002 by reinvesting 25 percent of its dividends in additional shares of the Company's common stock. Prior to 2002, Employers Mutual was reinvesting 100 percent of its dividends in additional shares of the Company's common stock. Employers Mutual increased its dividend reinvestment percentage to 50 percent in the first quarter of 2003 and expects to surpass the 80 percent ownership threshold of the Company in 2003. Employers Mutual has indicated that it may continue to participate in the dividend reinvestment plan in the future; however, its reinvestment percentage will likely be reduced to a level necessary to maintain the 80 percent ownership threshold. Activity under the plan was as follows:

	Year ended December 31,		
	2002	2001	2000
Shares available for purchase, beginning of year	**501,230**	880,679	399,629
Additional shares registered	**-**	-	1,000,000
Shares purchased under plan	**(84,331)**	(379,449)	(518,950)
Shares available for purchase, end of year	**416,899**	501,230	880,679
Range of purchase prices	**$15.38 to $21.99**	$11.50 to $17.25	$ 7.50 to $12.66

14. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, indebtedness to related party and accounts receivable approximate fair value because of the short maturity of these instruments.

The estimated fair value for fixed maturities, equity securities and short-term investments is based on quoted market prices, where available, or on values obtained from independent pricing services (see note 8).

The carrying value of the surplus notes approximates their estimated fair value since their interest rates approximate current interest rates for comparable surplus notes.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2002.

The estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2002		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 55,033,675	$ 61,639,037
Available-for-sale	485,855,966	485,855,966
Equity securities available-for-sale	34,596,985	34,596,985
Short-term investments	29,650,230	29,650,230
Other long-term investments	3,057,000	3,057,000
Liabilities:		
Surplus notes	36,000,000	36,000,000
December 31, 2001		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 33,572,602	$ 35,502,755
Available-for-sale	390,214,177	390,214,177
Fixed maturity securities on loan:		
Held-to-maturity	32,505,305	35,962,133
Available-for-sale	28,436,008	28,436,008
Equity securities available-for-sale	33,322,767	33,322,767
Short-term investments	17,724,458	17,724,458
Liabilities:		
Surplus notes	25,000,000	25,000,000

15. CONTINGENT LIABILITIES

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

The members of the pooling agreement have purchased annuities to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company, under the current terms of the pooling agreement, is contingently liable for 23.5 percent of these annuities (see note 2). The Company is contingently liable to various claimants in the amount of $646,772 in the event that the issuing company would be unable to fulfill its obligations.

16. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2002				
Total revenues	$77,157,134	$78,582,787	$81,763,105	$90,024,758
Income before income tax expense	$ 5,470,323	$ 3,518,303	$ 5,971,780	$ 6,931,630
Income tax expense	1,780,446	573,617	1,670,595	1,765,640
Net income	$ 3,689,877	$ 2,944,686	$ 4,301,185	$ 5,165,990
Net income per share - basic and diluted*	$ .33	$ .26	$ .38	$ .45
2001				
Total revenues	$68,295,006	$71,307,822	$77,180,241	$81,041,170
Income (loss) before income tax expense (benefit)	$ 2,677,827	$(5,025,762)	$ (766,909)	$(2,427,035)
Income tax expense (benefit)	612,674	(2,179,897)	(703,381)	(1,165,143)
Net income (loss)	$ 2,065,153	$(2,845,865)	$ (63,528)	$(1,261,892)
Net income (loss) per share - basic and diluted*	$ .18	$ (.25)	$ (.01)	$ (.11)
2000				
Total revenues	$61,144,637	$62,917,075	$66,792,907	$72,641,122
Income (loss) before income tax expense (benefit)	$ 2,003,674	$ (293,962)	$ 1,428,928	$(2,074,028)
Income tax expense (benefit)	386,504	(489,810)	224,712	(1,385,825)
Net income (loss)	$ 1,617,170	$ 195,848	$ 1,204,216	$ (688,203)
Net income (loss) per share - basic and diluted*	$ .14	$ .02	$ .11	$ (.06)

* Since the weighted average shares for the quarters are calculated independent of the weighted average shares for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with GAAP.

Incurred But Not Reported (IBNR) - An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other Than Temporary Investment Impairment Loss - A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other than temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement - A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to an impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

EMC. Insurance Group Inc.

Our Mission is to grow profitably through partnership with independent insurance agents and to enhance the ability of our partners to deliver quality financial protection to the people and businesses we mutually serve.



Janis Koslov



R & C Builders



Cycle Mania

EMC

Insurance Group Inc.

Home Office
717 Mulberry Street
Des Moines, Iowa 50309

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www.emcinsurance.com

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